Filed Pursuant to Rule 424(b)3

Registration No. 333-181039

PROSPECTUS

14,969,696 Shares of Common Stock

CYALUME TECHNOLOGIES HOLDINGS, INC.

This prospectus relates to 14,969,696 shares of common stock of Cyalume Technologies Holdings, Inc. (‘‘Cyalume,’’ ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ or ‘‘us’’), a Delaware corporation, that may be sold from time to time by the Selling Stockholders named in this prospectus. This includes (i) 3,427,471 shares of common stock held by certain of Cyalume’s founding stockholders and their designees, (ii) 775,116 shares of common stock held by Catalyst Equity Management, (iii) an aggregate of 7,697,129 shares held by the members of GMS Acquisition Partners Holdings, LLC, (iv) 79,839 shares of common stock issued to a stockholder upon the cashless exercise of warrants, (v) 871,823 shares of common stock held by certain institutional investors, (vi) 94,118 shares of common stock underlying warrants held by Granite Creek Flexcap I, L.P., (vii) 65,882 shares of common stock underlying warrants held by Patriot Capital II, L.P., (viii) 712,771 shares of common stock held by JFC Technologies, LLC and their designees, (ix) 133,584 shares of common stock held by Antonio Colon and his designees, and (x) 1,111,963 shares of common stock underlying options held by East Shore Ventures, LLC. Cyalume will not receive any of the proceeds from the sale of the shares under this prospectus, although Cyalume could receive up to $4,243,067 if all of the warrants held by the Selling Stockholders whose underlying common stock is being registered hereunder are exercised by the warrant holders paying the exercise price in cash.

The prices at which the Selling Stockholders may sell their shares will be determined by the prevailing market price for the shares or pursuant to privately negotiated transactions. Information regarding the Selling Stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under ‘‘Selling Stockholders’’ and ‘‘Plan of Distribution’’ in this prospectus.

Our common stock and units (defined as consisting of one share of common stock and one warrant to purchase one share of common stock) are traded on the Over-the-Counter Bulletin Board under the symbols CYLU and CYLUU, respectively. On April 25, 2012, the closing sale price of the common stock and units was $3.15 and $3.50, respectively. You are urged to obtain current market quotations of common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

INVESTING IN OUR COMMON STOCK IS HIGHLY RISKY. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

May 10, 2012

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

CYALUME TECHNOLOGIES HOLDINGS, INC.

TABLE OF CONTENTS

Prospectus Summary	1
The Offering	2
Risk Factors	3
Use of Proceeds	7
Price Range of Securities and Dividends	7
Management’s Discussion and Analysis of Financial Condition and Results of Operations	9
Business	16
Management	22
Executive Compensation	26
Selling Stockholders	34
Plan of Distribution	37
Principal Stockholders	39
Certain Relationships and Related Transactions	41
Description of Securities	42
Shares Eligible for Future Sale	45
Legal Matters	46
Experts	46
Where You Can Find Additional Information	46
Index to Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including ‘‘Risk Factors, ’’ the consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms the ‘‘Cyalume,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Cyalume Technologies Holdings, Inc., a Delaware corporation, and its subsidiaries.

Overview

Cyalume Technologies Holdings, Inc. (“Cyalume”) is a holding company whose primary business operations are conducted through its wholly-owned subsidiaries Cyalume Technologies, Inc. and Cyalume Specialty Products, Inc. We refer to Cyalume Technologies, Inc. as ‘‘CTI’’; which includes its wholly-owned subsidiaries, Cyalume Technologies, S.A.S. (‘‘CTSAS’’), Combat Training Solutions, Inc. (“CTS”) and Cyalume Realty, Inc. (“CRI”). CTSAS is located in Aix-en-Provence, France while CTS and CRI are located in Colorado. We refer to Cyalume Specialty Products, Inc. as “CSP”.

CTI is a global, technology-based manufacturer primarily producing products where light is generated through a chemical reaction known as chemiluminescence. Our most popular product is a 6 inch light stick. A light stick is a translucent flexible plastic tube that is partly filled with one chemical ingredient and also with a glass container (‘‘ampoule’’) that contains a complementary reactive chemical. When the tube is bent enough to break the glass ampoule, the chemicals contained within the plastic tube mix and light is generated. We also use chemiluminescent technology to make products providing day/night marking and illumination as components of ammunition. In addition, a variety of reflective products are produced that both reflect direct light back and retain energy for a short period of time so they continue to glow after the light source is removed. Reflective products include a variety of patches and safety belts. Both chemiluminescent and reflective products may employ infrared technology that allows observation of the product with proper night vision goggles. Products are manufactured at both the West Springfield and Aix-en-Provence locations.

CSP is a researcher, developer and manufacturer of highly specialized chemical products to the pharmaceutical, military and other markets and, has expertise in the chemical light business. Products are manufactured in the New Jersey location.

Corporate Information

Our executive offices are located at 96 Windsor Street, West Springfield MA, 01089 and the telephone number is (413) 858-2500. Our website is www.cyalume.com. Information contained in the website does not constitute part of this prospectus.

Risks Affecting Us

In evaluating the resale of the shares of our common stock, you should carefully read this prospectus and especially consider the factors discussed in the section titled ‘‘Risk Factors.’’

1

THE OFFERING

This prospectus relates to the resale by the Selling Stockholders identified in this prospectus of up to 14,969,696 shares of our common stock which consists of the following: 3,427,471 shares of common stock held by certain of Cyalume’s founding stockholders and their designees, 775,116 shares of common stock held by Catalyst Equity Management, an aggregate of 7,697,129 shares held by the members of GMS Acquisition Partners Holdings, LLC, 79,839 shares of common stock issued to a stockholder upon the cashless exercise of warrants, 871,823 shares of common stock held by certain institutional investors, 94,118 shares of common stock underlying warrants held by Granite Creek Flexcap I, L.P., 65,882 shares of common stock underlying warrants held by Patriot Capital II, L.P., 712,771 shares of common stock held by JFC Technologies, LLC and their designees, 133,584 shares of common stock held by Antonio Colon and his designees, and 1,111,963 shares of common stock underlying options held by East Shore Ventures, LLC.

As of April 25, 2012, we had a total of 18,285,092 shares of common stock issued and outstanding, and outstanding securities convertible or exercisable into 4,965,131 shares of common stock, consisting of: (i) 2,298,464 shares underlying outstanding exercisable warrants and/or options and (ii) 2,666,667 shares underlying outstanding convertible, subordinated debt. We will not receive any proceeds from any sale of shares of common stock by the Selling Stockholders, although if the 1,271,963 warrants are converted into shares of our common stock, we will receive $4,243,067 if all of the warrants are exercised by the warrant holders paying the exercise price in cash and we will have 19,557,055 shares of common stock issued and outstanding. Unless a waiver is obtained from our lenders, any proceeds from the issuance of equity will be applied to outstanding senior debt. The Selling Stockholders may sell their shares of common stock from time to time at prevailing market prices.

2

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus.

Risks Related to our Business

Budget constraints of the U.S. or foreign governments could reduce revenue.

Sales for which federal or foreign governments and militaries thereof are the ultimate customer accounted for more than 90% of our business in 2011 and 2010. The administration of the President of the U.S. is proposing reductions in overall defense spending. Defense budget discussions are also being discussed in other countries where we provide products to the military. The overall outcome is highly uncertain as well as the extent to which any reductions would directly affect purchases of our products and services. Budget reductions, re-allocations of existing budgets, or spending constraints affecting military spending could cause delays or reductions in the number and value of orders for products, which could reduce revenues.

Failure to obtain and/or maintain required export and other licenses could reduce revenue.

A portion of our business depends upon obtaining and maintaining required export licenses. Failure to obtain or maintain required licenses could result in the termination of certain products being sold. In addition, CTI and/or our employees may be required in the future to maintain certain facility security clearances. If CTI or our employees were found not to be in compliance, we could be excluded from bidding on certain contracts, removed from projects and/or fined, all of which would adversely impact our financial condition and good standing.

We operate under fixed price contracts with limited annual price escalation features and failure to control costs may reduce profitability.

Much of our revenues result from fixed price contracts. Unanticipated increases in the cost of raw materials, labor and overhead could result in less profitability on such contracts. Some raw materials are affected by the prices of other commodities that are not under our control. These include certain chemicals and plastics whose costs are a function of oil prices.

Some of our contracts include provisions for annual price escalations, based on bench-marks such as the consumer price index or the producers’ price index. Annual escalations received may or may not correlate to the price changes in the materials and services that we purchase.

If we are unable to design, manufacture, and market product offerings in a timely and efficient manner, we may not remain competitive.

Some markets are characterized by continuing technological advancement, changes in customer requirements, and evolving product standards. Accordingly, we devote a substantial amount of resources to product development. To compete successfully, we must develop and market new products that provide increasingly higher levels of performance and reliability. Product development is highly uncertain and we cannot guarantee that we will successfully develop new products. Our inability to develop and market these products or to achieve customer acceptance of these products could limit our ability to compete in the market or to grow revenues at satisfactory rates of growth.

In addition, we offer a wide variety of products. If the design, manufacturing or marketing of a product, or products, is not successful and we must allocate more resources to ensure the products’ success, it could lower the profitability of the product, or products, or affect customer perceptions as to the quality of the products and services being offered.

3

We purchase the majority of raw materials from a limited number of venders. A disruption in supply may cause delays in manufacturing.

The majority of chemicals, plastics, glass and packaging materials are purchased from a limited number of venders. A disruption in supply from any of these venders could affect our ability to manufacture finished goods for sale on a timely basis. We maintain a safety margin of inventory of these raw materials to rely on in the event of a disruption. However, safety stock may not be adequate in the event of an extended disruption. Additionally, we have identified other vendors from which we could purchase these items in the event of a disruption from existing vendors. The risk of disruption of our chemical supplies should be significantly mitigated when the vast majority of our chemical light requirements are produced by CSP, our wholly-owned subsidiary, beginning in 2012.

Changes in foreign currency exchange rates could affect financial results.

CTI and CTSAS manufacture products in and sell products from the U.S. and France, respectively. Products sold by CTI are priced in U.S. dollars and most raw material components are purchased in U.S. dollars. Products sold by CTSAS are priced predominantly in euros and most of CTSAS’ raw material purchases from third parties are priced in euros. Significant changes in foreign exchange rates will affect reported financial results. CTI enters into short-term financial hedges (less than six months in duration) against currency risk relating to the billing and collection of revenues from CTI’s sales to CTSAS.

We are subject to various government regulations that could cause delays in the delivery of new products and may subject us to audits or other similar review processes.

As a supplier to agencies of various federal, state, local, and foreign governments, we are obligated to comply with a variety of regulations governing operations and the workplace. Unforeseen problems may impact our ability to bring new products to market on a timely basis, secure new contracts or require us to make potentially costly changes to operations which could reduce profitability in order to obtain contracts. Furthermore, some new products will be developed in conjunction with the U.S. Military or the militaries of other nations, which largely dictate the timing of the product development process and over which we have limited control.

Inability to effectively integrate future acquisitions could reduce profitability.

During 2011 we acquired two businesses. We plan to make additional acquisitions in future years, which will require that we effectively and efficiently integrate operations, systems and personnel from those businesses. This process requires, among other things, that we continually evaluate operational and financial systems and controls and enhance those systems and controls as necessary. If we are unable to successfully integrate these acquisitions, it could reduce profitability and detract from future growth opportunities.

We are reliant upon key personnel and the loss of these key personnel could result in the deterioration or loss of relationships with certain customers or suppliers, which could result in a loss of business.

We depend on the expertise, experience and continued services of senior management and other key employees. Our operations and most decisions concerning the business will be made or significantly influenced by these individuals. The loss of members of senior management or other key employees could result in the deterioration or loss of relationships with certain customers or suppliers, which could result in a loss of business.

Revenue, operating results and profitability will fluctuate, which may lead to volatility in the market price of our common stock.

Revenue, operating results and profitability have fluctuated both on an annual and quarterly basis and, will likely continue to fluctuate. Changes in product mix sold and the timing of sales to customers contribute to the possible material variability of revenue, operating results and profitability. Such volatility may not meet the expectations of management, securities analysts or investors, which in turn may contribute to significant fluctuations in the market price of our common stock.

4

Revenue, operating results and profitability may be reduced by any major redeployment of troops.

Many of our military products are used both for training and live theater purposes. Generally, per capita soldier consumption of these products is believed to be relatively consistent between the two purposes. The U.S. military has reduced the number of American military personnel stationed in Iraq and has stated plans to decrease the number of American military personnel in Afghanistan. Any major troop realignments, if significant enough in number, could result in a temporary reduction in overall product consumption until troops are redeployed for training or another live theater application.

We operate in increasingly competitive market segments, which may make it more difficult to successfully bid on future contracts.

We expect competition to increase in the future, especially in the ammunition market. We also expect that some competitors, or potential competitors, will feel increasing pressure to underbid government and commercial projects, in order to deploy their workforces and maintain or step up their activity levels. This may make it more difficult to prevail on competitive bids for contracts to the degree we have historically enjoyed, to increase revenue and profitability.

Most new contracts will likely be subject to competitive bidding, which adds difficulty to accurately predicting the timing of sales and the allocation of resources.

Most governmental agencies and many commercial customers require that their significant contracts be competitively bid. Typically they utilize the ‘‘Request for Proposal’’ (“RFP”) method where several competitors submit their sealed proposals for a particular project, or the ‘‘Request for Qualifications’’ (“RFQ”) process where competitors submit their qualifications for consideration by the customer. Some contracts open for bidding utilize the standard ‘‘Straight Bid’’ process where the detailed specifications for products are published and lenders submit a ‘‘Bid’’ or fixed price, for the contract. Other competitive bidding processes are also utilized. Our success in responding to an RFP, RFQ, Straight Bid, or other competitive bidding process is dependent upon the quality of our estimating process, knowledge of the industry, knowledge of our customers and other factors requiring significant judgment and expertise. Because of the nature of the bidding process, we cannot know if we will be successful on any given bid, which adds difficulty to accurately predicting the timing of sales and the allocation of resources.

Our ability to win new contracts depends on factors outside our control, which could limit revenue and profitability growth.

Our revenue and profitability growth is generally dependent upon the ability to win new contracts. This depends on a number of factors we cannot control, including substitution of our products with products based on an alternative technology. For example, currently, certain battery or electrically powered products may be used as alternatives to some of our chemical light products.

Governmental agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund revenues, pay unexpected taxes, forego anticipated revenues and/or may be subject to penalties and sanctions, including prohibitions on bidding in competitive bidding processes.

Governmental agencies generally have the authority to audit and investigate our contracts with them. As part of that process, some governmental agencies may review our performance on the contract, pricing practices, change orders, and compliance with the terms of the contracts, and applicable laws, regulations and standards. If the agency determines that we have improperly billed the governmental entity, we could be required to refund revenues, or forgo anticipated revenues. If a government audit uncovers improper or illegal activities, or otherwise determines that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government.

If we fail to satisfy contractual obligations, our ability to compete for future contracts could be limited.

Failure to comply with contract requirements or to meet customer’s performance expectations when fulfilling a contract could injure our reputation, which, in turn, could impact our ability to compete for new contracts. Failure to meet contractual obligations could also result in substantial lost revenues.

5

We may be unsuccessful in resolving pending litigation relating to contractual disputes with Omniglow, LLC, which could result in having to pay damages to Omniglow, LLC. Omniglow, LLC purchased the novelty business of CTI’s predecessor on January 23, 2006.

CTI is still in the process of resolving pending litigation relating to several contractual disputes arising from the separation of our businesses from Omniglow, LLC. If CTI is not successful in settling the litigation and if CTI does not prevail on the merits of the case, then the current judgment against CTI would be upheld, which could require it to pay damages to Omniglow, LLC. Based on court findings issued to-date, and assuming a significantly adverse outcome, we have accrued a liability on the balance sheet as of December 31, 2011 of approximately $3.6 million. According to the Stock Purchase Agreement dated December 19, 2008, between the former owners and us, the former owners retained the responsibility for paying for all costs and liabilities associated with Civil Action 06-706. Accordingly, we have recorded a receivable for this indemnity in the amount of $3.7 million. While we believe the former owners retain the intent and capacity to pay any damages, there is no assurance such will be the case.

Because we do not intend to pay dividends on common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including among others, results of operations, financial condition and cash requirements, business prospects, and the terms of credit facilities and other financing arrangements. The debt financing arrangements put into place in connection with the acquisition of CTI prohibit CTI from providing us with funds to pay a dividend. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value.

Our securities are quoted on the Over-the-Counter Bulletin Board, which may limit the liquidity and price of our securities more than if the securities were quoted or listed on the NASDAQ or the AMEX markets.

Our securities are quoted on the Over-the-Counter Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system. Quotation of our securities on the Over-the-Counter Bulletin Board will limit the liquidity and price of securities more than if the securities were quoted or listed on NASDAQ or AMEX

We currently have a small number of beneficial holders, which we believe contributes significantly to limited trading and to limiting the liquidity and price of securities. Furthermore, we believe this contributes to unexpected price volatility.

If we fail to meet financial covenants with our lenders, they would be able to declare an event of default.

If we were unable to meet the financial covenants specified in loan documents, our lenders would be able to declare an event of default. If an event of default were declared, all debts to the lender could become due and payable immediately, which could result in ceasing operations unless new arrangements were made. While management would negotiate and expect to obtain appropriate waivers or other amendments to cure any such default, there is no assurance management would be successful.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders. The proceeds from the sale of each Selling Stockholder’s shares of common stock will belong to that Selling Stockholder, although if the warrants to purchase 1,271,963 shares of our common stock are exercised for cash, we will receive $4,243,067. Unless a waiver is obtained from our lenders, any proceeds from the issuance of equity will be applied to outstanding senior debt, which bears annual interest at approximately 6% and has a maturity date of December 19, 2013.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Our common stock and units, are quoted on the Over-the-Counter Bulletin Board under the symbols ‘‘CYLU’’ and ‘‘CYLUU,’’ respectively. The following table sets forth the high and low sales information for our common stock, common stock and units for the period from January 1, 2010 through April 25, 2012. The Over-the-Counter Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Common Stock		Units
	High	Low	High	Low

First quarter 2010	$3.85	$3.35	$3.50	$3.50
Second quarter 2010	$3.74	$3.00	$3.50	$3.50
Third quarter 2010	$5.00	$3.01	$3.50	$3.50
Fourth quarter 2010	$4.20	$3.25	$3.50	$3.50
First quarter 2011	$5.90	$4.01	$3.50	$3.50
Second quarter 2011	$5.05	$4.00	$3.50	$3.50
Third quarter 2011	$4.60	$2.50	$3.50	$3.50
Fourth quarter 2011	$5.95	$2.10	$3.50	$3.50
First quarter 2012	$3.85	$3.20	$3.50	$3.50
Second quarter 2012 through April 25	$3.50	$2.25	$3.50	$3.50

There have been no transactions in Units since the first quarter of 2009.

Number of Holders of Common Stock

As of April 25, 2012, there were of record 180 holders of our common stock and one holder of units. Cyalume believes that the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

Dividends

We have never declared or paid cash dividends on common stock and do not anticipate declaring or paying cash dividends on common stock in the foreseeable future. Payments of future dividends on common stock, if any, will be at the discretion of our Board of Directors after taking into account various factors, including financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors may deem relevant. The debt financing arrangements put into place in connection with the acquisition of CTI prohibit CTI from providing us with funds to pay a dividend.

7

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows the number of shares of common stock underlying options as of December 31, 2011, the average exercise price of those options and the number of shares of our common stock available to be issued under equity compensation plans as of December 31, 2011.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,166,333	3.44	197,419
Equity compensation plans not approved by security holders	—	—	—
Total	1,166,333	3.44	197,419

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

In the following discussion, references to “Cyalume”, “we”, “our”, or the “Company” mean Cyalume Technologies Holdings, Inc. on a consolidated basis. CTI means Cyalume Technologies, Inc. including its wholly-owned subsidiary Cyalume Technologies, S.A.S. (“CTSAS”); CSP means Cyalume Specialty Products, Inc. and, CTS means Combat Training Solutions, Inc. Amounts discussed are generally approximations.

We are a global, technology-based manufacturer primarily providing tactical and training solutions to the military of the U.S. and other select countries, through both products and services. We manufacture chemical light, reflective and battlefield effects simulator products while our services include planning and implementing tactical training exercises simulating real world experiences. We also sell products into the law enforcement, commercial/public safety, and other markets. During 2011, we acquired two businesses (CTS and CSP) that are highly complementary with our business and growth plans. We are actively searching for additional acquisitions that would complement our existing business.

The majority of revenues are derived from sales for the ultimate use by the U.S. Military and various other militaries around the globe. For 2011 there were four direct customers each with revenues greater than 10% of our total revenues: NAMSA, Rheinmetall Waffe Munition, LC Industries, and the Defense Supply Center of the U.S. Military, which together accounted for approximately 66% of total revenues. Additional revenues are derived from sales to commercial markets, including law enforcement and public safety. In the military markets there are longer-term, fixed-price, indefinite-quantity contracts lasting three to five years. They generally provide higher margins because the products are more technologically advanced, versus some of the commercial markets, where advanced technology/performance is generally not as important and therefore competition is greater, resulting in lower margins.

Our business is managed and financial results are reported as one segment. Our CEO, who is our chief operating decision maker, focuses on consolidated results to make strategic and tactical decisions. There are several reasons for this. The majority of products are similar in each market and based on the same technologies. Thus management pays attention to individual products as well as individual customers and contracts in terms of pricing and costing. For our largest selling product line, the 6-inch light stick (in its various permutations of color and duration), the manufacturing processes are similar and both the U.S. and European plants make these products. Therefore, the 6-inch light sticks can be and are made at both plants and can be produced and shipped from one plant to the other to help meet peak periods of demand. In addition, important functions such as marketing and research and development (“R&D”) manage their activities and allocate their resources from a strategic viewpoint and generally not on the basis of where a product is made or who it might be sold to. Overall financial performance is evaluated based on the following consolidated items: revenues; gross profit and gross margin; selling/research and development/administrative expenses; and cash flow. Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) is used as a performance measure of operational cash flows. Consolidated EBITDA is also the key financial performance component for our lenders covenant compliance. Product performance is evaluated based on unit cost of production and number of units produced and sold across all markets. All of these measures are evaluated against results for prior periods and against budgets.

Cyalume is currently a smaller reporting company based on outstanding equity held by non-affiliates having a market value under $75 million as of our most recently completed second quarter. Therefore, only two years of audited financial statements are presented.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for certain items such as reserves for inventory, accounts receivable and deferred tax assets; assessing the carrying value of intangible assets including goodwill; determining the useful lives of property, plant and equipment and intangible assets; determining asset retirement obligations; and, determining the fair value of contingent consideration. Estimates are based on historical experience, where applicable, and assumptions that we believe are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

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Revenue Recognition

Revenue from the sale of products or providing of services is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer. Depending on the terms of the individual sales arrangement with our customer, sales are recognized at either the shipping point or upon receipt by the customer. Costs and related expenses to manufacture the products are recorded as costs of goods sold when the related revenue is recognized.

We have several significant contracts providing for the sale of indefinite quantities of items at fixed per unit prices, subject to adjustment for certain economic factors. Revenue under these contracts is recognized when goods ordered under the contracts are received by the customer. Whenever costs change, we review the pricing under these contracts to determine whether they require the sale of products at a loss. To date, we have no loss contracts which would require the accrual of future losses in the current financial statements.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized when, based upon available evidence, realization of the assets is more likely than not.

In assessing the realization of long-term deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The realization of deferred income tax assets depends upon future taxable income in years before net operating loss carryforwards expire. We evaluate the recoverability of deferred income tax assets on a quarterly basis. If we determine that it is more likely than not that deferred income tax assets will not be recovered, we establish a valuation allowance against some or all deferred income tax assets.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

We classify interest on tax deficiencies as interest expense and income tax penalties as other miscellaneous expenses.

In February 2012, we completed an audit by the IRS of our tax returns for the years 2008 and 2009. There were no adjustments to those tax returns.

Goodwill

Goodwill is deemed to have an indefinite life and accordingly, is not subject to annual amortization. Goodwill is subject to annual impairment reviews, and, if conditions warrant (a “triggering event”), interim reviews based upon its estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

We performed the first step of the traditional two-step process for assessing goodwill for impairment as of August 31, 2011. That first step of the two-step process requires a comparison of our estimated fair value versus our carrying (book) value per our consolidated financial statements. If our carrying value exceeded our fair value, further analysis (step 2 of the two-step process) would be required to determine the amount, if any, that our goodwill was impaired as of August 31, 2011. Step 1 of our analysis indicated that our fair value was significantly greater than our carrying value as of August 31, 2011, therefore step 2 of the goodwill impairment assessment was not required and our goodwill was not considered to be impaired. Further, we noted no events or circumstances that occurred subsequent to August 31, 2011 that indicated that goodwill impairment existed as of December 31, 2011.

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Intangible Assets

Intangible assets include developed technologies and patents, customer relationships, customer backlog, non-compete agreements and certain trade names, which are amortized over their estimated useful lives, and other trademarks and trade names, which are considered to have indefinite useful lives and therefore are not amortized. The carrying amounts of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that those carrying amounts may not be recoverable. Costs incurred to register new patents or defend existing patents are capitalized while costs to renew or extend the term of intangible assets are expensed when incurred.

Contingent Consideration

We purchased both CSP and CTS using a combination of cash, common stock and contingent consideration. The contingent consideration represents the present value of payments expected to be made in 2014 to the sellers of the businesses following the achievement of certain financial performance targets in 2012 and 2013. The contingent consideration is updated to fair value at the end of each reporting period.

Considerable judgment is applied by management when estimating the fair value of the contingent consideration. The contingent consideration liabilities’ fair value is determined by calculating the present value of the estimated liability that is expected to be paid in the future. This requires the use of (i) estimated future discount rates and (ii) hypothetical scenarios in which the consideration could be earned and weighting those scenarios based on our expectations that those scenarios will actually occur. Such assumptions may not reflect actual future results.

Inventories

Inventories are stated at the lower of cost (on a first-in first-out (“FIFO”) method) or net realizable value. We periodically review the realizability of inventory. Provisions are recorded for potential obsolescence which requires management’s judgment. Conditions impacting the realizability of inventory could cause actual write-offs to be materially different than provisions for obsolescence.

Foreign Operations and Currency

Accounts of our foreign subsidiary are recorded using their local currency (the euro) as the functional currency. For consolidation, revenues and expenses are converted to U.S. dollars using the average exchange rate for the month in which they were recorded. Assets and liabilities are converted to U.S. dollars using the exchange rate in effect as of the balance sheet date. Equity transactions are converted to U.S. dollars using the exchange rate in effect as of the date of the transaction. Translation gains and losses are reported as a component of accumulated other comprehensive income or loss. Gains and losses resulting from transactions which are denominated in other than the functional currencies are reported as other income, net in the statement of income in the period the gain or loss occurred.

Business Combinations

We use the “acquisition method” to account for all business combinations. All acquisitions are reviewed to determine if they constitute a “business” under U.S. GAAP. All identifiable assets and liabilities of an acquired business are recorded at their fair values as of the date we obtain control of the business. The fair values of identifiable assets and liabilities are estimated using a variety of approaches allowed under U.S. GAAP, including appraisals and present value techniques. Any excess of the consideration paid to acquire the business over the fair values of the acquired and identifiable assets and liabilities is recorded as goodwill. We determine the date we obtain control of a business to be the date on which we gain the ability to determine the direction of management and policies over that acquired business.

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Recent Accounting Pronouncements

The following are recent accounting pronouncements that have affected our consolidated financial statements or may affect them in the future.

In September 2011, the Financial Accounting Standards Board (”FASB”) issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends ASC 350 Intangibles—Goodwill and Other. ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under ASU 2011-08, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances, such as financial performance, economic conditions and loss of key personnel, for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early application is permitted. We adopted ASU 2011-08 for our annual goodwill impairment test performed as of August 31, 2011 with no material impact on our financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amends ASC 220 Comprehensive Income. ASU 2011-05 requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 does not affect how earnings per share is calculated or presented. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. Early application is permitted. Because we currently present comprehensive income within our consolidated statement of changes in stockholders' equity and comprehensive income, we will need to change our presentation of comprehensive income upon adopting ASU 2011-05. In December 2011, certain guidance in ASU 2011-05 was deferred by Accounting Standards Update No. 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments of items out of accumulated other comprehensive income. Because we don’t expect any such reclassification adjustments, we do not anticipate that the adoption of ASU 2011-12 will have a material impact on our financial position or the results of our operations.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amends ASC 820 Fair Value Measurement. ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Although ASU 2011-04 is not expected to have a significant effect on practice, it changes some fair value measurement principles and disclosure requirements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and must be applied prospectively. Early application is not permitted. We do not anticipate that the adoption of ASU 2011-04 will have a material impact on our financial position or the results of our operations.

Results of Operations

Overall Perspective: Financial results for 2011 were disappointing as revenues significantly decreased. We believe that the uncertainty resulting from the budget setting issues/delays by the U.S. government, combined with the drawdown/reassignment of military troops in Iraq, had a significant adverse impact on our business. Many of our products are sold under indefinite quantity type contracts whereby we fulfill orders as they are placed by customers. We do not have insight into why military customers order at the times or quantities that they do, however, we saw no indication that the underlying usage of our products has diminished. However, our customer, LCI, reported that in response to the budget and troop matters just noted, during 2011 they decreased the amount of inventory of our products that they carried by several million U.S. dollars. In addition, from discussions with various military personnel, our belief is that the U.S. Military also drew down their stocks of our products. These stocking drawdowns directly and adversely impacted our revenues. We expect the softness in sales we experienced in the later part of 2011 to continue into 2012, at least until the second quarter.

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Revenues:    Total revenues for 2011 of $34.7 million decreased by approximately $3.3 million from 2010. Price increases under long-term military contracts accounted for approximately just under 2% of the 2011 revenues. The following table depicts revenues by sales category, as discussed in Item 1: Business. This table is prepared to help analyze major trends / impacts on the business. In managing the business, we do not prepare profitability statements or track assets / costs by these categories; the business is operated as a single segment.

Category ($ in millions)	2011	2010	Change
Military (non-ammunition)	$23.8	$27.6	$(3.8)
Ammunition	5.2	7.4	(2.2)
Law enforcement / commercial / public safety	3.8	3.0	0.8
Subtotal	32.8	38.0	(5.2)
Other	1.9	—	1.9
Total	$34.7	$38.0	$(3.3)

Military (non-ammunition): We believe that the stocking drawdowns discussed above are the predominant reason for this decrease for 2011 from the prior year.

Ammunition: Revenues decreased due to lower purchases by the military of existing products and sales of new products did not meet expectations.

Law enforcement / commercial / public safety: There were no significant events that caused the increase in sales; the increase was attributable to new customers and increased sales to existing customers.

Other revenues were generated from our subsidiary CSP, which was purchased during 2011.

Gross profit: Gross profit at $16.1 million for 2011 decreased approximately $3.0 million compared to 2010. The gross margin for 2011 was 46.5% compared to 50.4% for 2010. Of this 3.9%, most of it was attributable to lower production resulting in decreased overhead absorption. The remainder of the difference, representing the net effect of product mix changes, cost increases and sales price increases, was negligible.

Expenses: Sales and marketing expenses increased primarily due to the hiring of additional sales personnel and the addition of the ongoing expenses of CSP and CTS, whose combined selling expenses in 2011 were $.1 million. General & administrative expenses increased primarily due to legal and other professional fees related to the process of acquiring both CSP and CTS, as well as the addition of the ongoing expenses of both. CSP and CTS’ general & administrative expenses in 2011 totaled $1.5 million. Research and development expenses increased primarily due to the addition of the ongoing expenses of CSP, whose research and development expenses totaled $.2 million in 2011.

Interest expense, net: Interest expense declined in 2011 due to lower outstanding debt levels.

Amortization of intangible assets and impairment losses: Amortization expense for 2011was only slightly higher than the prior year as the amortization expense of intangible assets for both CSP and CTS was less than $0.2 million due to the abbreviated amount of time they were consolidated into our results in 2011.

Other income, net: Other income in 2011 primarily represented amounts earned for research and development work performed by us. These amounts are recorded when earned. The other income recorded in 2010 was primarily the collection of account receivable balances that had been written off in prior years.

Provision for (benefit from) income taxes: The reduction in pre-tax net income from 2010 to 2011 is the primary factor in the $2.0 million change in the 2011 benefit from income taxes over the 2010 provision for income taxes. The effective tax rate for 2011 of (961%) is lower than the 2010 rate of 39% primarily due to the reduction of the valuation allowance on foreign tax credits as well as due to the creation of additional foreign tax credits on earnings of our foreign subsidiary.

Foreign exchange rates: If 2011’s operating results in foreign currencies from CTSAS had been translated using the foreign exchange rates used to translate 2010’s operating results, 2011 revenues would have been approximately $0.5 million lower than reported and 2011 net income would have been approximately $0.1 million lower than reported.

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Balance Sheet

Accounts receivable were higher at the end of 2011 compared to the prior year. Of this increase, approximately $1.0 million is attributable to CSP and CTS. The remainder of the increase is due to timing differences for billing / collections.

Inventories were higher at the end of 2011 compared to the prior year. Of this increase, approximately $1.5 million was attributable to CSP and CTS, which we acquired in 2011. Inventory balances fluctuate from a combination of recent sales activity and the timing of purchases of raw materials. Certain raw materials are purchased only several times a year due to long lead times and the desire to purchase in bulk, while other materials are purchased more frequently.

Property, plant and equipment increased at the end of 2011 over the prior year. The majority of the increase is attributable to the acquisitions of CSP and CTS in 2011.

Net intangible assets increased at the end of 2011 over the prior year. Excluding the intangible assets acquired from CSP and CTS would have resulted in a decrease from the prior year of approximately $1.5 million since costs incurred to register new patents or defend existing patents was more than offset by amortization.

Accounts payable and accrued expenses at the end of 2011, on a combined basis, decreased from the prior year by $0.4 million. Excluding the accounts payable and accrued expenses acquired from CSP and CTS, the 2011 total would have decreased by $0.9 million, largely due to the timing of vender payments.

Net non-current deferred income tax liabilities decreased at the end of 2011 over the prior year, primarily as a result of the following:

•	Decreased by foreign tax credits generated;
•	Net decrease to the balance of unrepatriated earnings of CTSAS;
•	Decreased by non-deductible stock-based compensation for tax purposes;
•	Net increases to the financial reporting carrying value of various identified intangible assets as a result of:
o	the increase in deferred tax liability required to be recognized on identified intangible assets as a result of the acquisition of CTS stock, and
o	decreased by annual amortization expense of previously acquired identified intangible assets;
•	Net increases to the carrying value of fixed assets as a result of annual depreciation expense differences.

A valuation allowance of approximately $3.9 million still remains on deferred federal tax assets for the carryforward of foreign tax credits, which we do not anticipate using in the near-term. The utilization of this asset is dependent upon generation of significant revenues from sources outside the U.S. During 2011, we reduced the valuation allowance from $4.1 million to $3.9 million due to the expected use of foreign tax credits in the near term.

We had federal net operating loss carryforwards amounting to $2.4 million and $5.0 million at December 31, 2011 and 2010, respectively. The net operating loss carryforward at December 31, 2011 expires in fiscal years 2025 through 2029. Internal Revenue Code Section 382 limits utilization of these losses to $3.2 million per year. It is possible that future changes in ownership could result in changes to the amounts allowed by IRC Section 382. State net operating loss carryforwards amounted to $3.5 million and $6.2 million as of December 31, 2011 and 2010, respectively.

Derivatives liability decreased in 2011 over the prior year due primarily to the value of interest rate swaps trending towards a $0 fair value as their maturity in December 2013 approaches. Secondarily, the derivatives liability decreased due to an increase in the value of currency forward contracts; that increase in value is due to changes in foreign exchange rates after we entered into those contracts.

We have recorded an approximately $3.6 million litigation award payable and a related approximately $3.7 million receivable from a related party. This payable and receivable are based on a July 2011 ruling against CTI under Civil Action No. 06-706.

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Liquidity and Capital Resources

As of December 31, 2011, cash was $3.0 million versus $4.1 million as of December 31, 2010. Net cash provided by operating activities declined due mostly to the decrease in revenues leading to lower amounts of cash received from customers. Also contributing were timing differences affecting tax payments, vender payments and collections of receivables. Net cash used in investing activities increased due mostly to the use of $2.5 million of cash for the acquisitions of CSP and CTS, which is net of cash acquired of $.2 million. Net cash provided by financing activities increased due primarily to lower principal payments on our notes payable and line of credit in 2011 and to proceeds from the issuance of our common stock during 2011.

Capital expenditures for 2012 are expected to be funded from existing cash and operating cash flows.

We are actively searching for potential acquisitions that would complement our existing business. Any acquisition could be financed by a combination of cash, equity and/or debt. During 2011, we purchased two businesses: CSP for $2.5 million cash, 712,771 shares of our common stock valued at $2.5 million and, contingent consideration to be earned if certain financial targets are met during 2012 and 2013; and, CTS for $0.25 million cash, a promissory note for $0.25 million payable April 5, 2012, 133,584 shares of our common stock valued at $0.5 million and, contingent consideration to be earned if certain financial targets are met during 2012 and 2013. The contingent consideration, if earned, is payable by a combination of cash and our common stock in 2014. We have recorded a liability of $3.7 million for this contingent consideration; the actual amount to be paid for this liability ranges from $0 to $12.75 million in cash and our common stock. If earned, we expect to be able to pay the cash portion out of incremental cash generated by the acquired business.

On March 18, 2011 we sold 871,823 unregistered shares of common stock to institutional investors in a private placement at a price of $4.60 per share. These unregistered shares were sold under exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. We registered those shares for resale within 45 days of the sale. The consideration paid by investors consisted of approximately $3.5 million in cash and the cancellation of 1,015,000 public warrants, which were valued at $.50 per warrant. Proceeds were used for the acquisitions of CSP and CTS and for general corporate purposes.

In July 2011, we closed on securities exchange agreements with several subordinated note holders whereby we issued 736,334 shares of common stock as payment in full for $3.4 million of principal and accrued interest. The common stock was also valued at $4.60 per share. Settling these notes payable eliminated the need for a substantial cash outlay in 2014 to repay these notes.

Scheduled principal and interest cash payments on senior and subordinated debt for 2012 are $1.9 million and $1.7 million, respectively, compared to $1.8 million and $1.9 million, respectively, in 2011. Interest payments in 2012 will be lower than 2011 due to a lower debt balance from the continuing monthly principal payments to be made on the senior debt. All 2012 principal and interest payments, as well as the related party note payable of $0.25 million, are expected to be funded from existing cash and operating cash flows. We believe we will have adequate cash to sustain our operations during 2012.

We achieved our financial covenants as of December 31, 2011. To guard against the possibility of not meeting lenders’ financial covenants that might be caused by continuing softness in demand, we obtained amendments to our credit agreements that reset financial covenants. The reset amended financial covenants are effective beginning in 2012. We expect to meet our financial covenants for 2012 and that cash provided by the business will be adequate to meet our needs, exclusive of any requirements for acquisitions.

The Company did not pay a dividend in 2011 and has no plans to do so.

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BUSINESS

Background

Cyalume Technologies Holdings, Inc. (‘‘Cyalume,’’ ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ or ‘‘us’’) is a Delaware corporation that was incorporated on July 19, 2005 to acquire, through merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the homeland security, national security and/or command and control industries or businesses relating to the manufacture of products for use in such industries.

On December 19, 2008, pursuant to the terms of a stock purchase agreement dated February 14, 2008 and amended October 22, 2008, December 17, 2008 and December 18, 2008, we, through a wholly-owned subsidiary, acquired all of the outstanding securities of Cyalume Technologies, Inc. (“CTI”) from GMS Acquisition Partners Holdings, LLC (“GMS”).  On that day, we filed a Fifth Amended and Restated Certificate of Incorporation that, among other things, changed our name to Cyalume Technologies Holdings, Inc. removed certain provisions that, giving effect to Cyalume’s acquisition of CTI, were no longer applicable and folded the acquisition subsidiary into Cyalume Technologies Holdings, Inc.

Pursuant to the stock purchase agreement, at the closing of the acquisition, the following consideration was paid by Cyalume:

•	Repayment of $40.3 million of indebtedness of CTI, including $38.9 million in principal and $1.4 million in interest, prepayment penalties and other debt retirement expenses;
•	Payment of $425,000 of unpaid acquisition expenses;
•	6,430,928 shares of Cyalume’s common stock to the members of GMS;
•	$30.2 million in cash to holders of GMS Acquisition’s Series A Preferred Units and Series B Preferred Units; and
•	$3,500 to the escrow agent.

Pursuant to the stock purchase agreement, as amended, 1,505,646 of the 6,430,928 shares of Cyalume common stock paid to GMS at the closing of the acquisition were deposited in escrow and 4,925,282 shares were issued to GMS. On December 26, 2008, GMS distributed 4,925,282 of its shares to its members in proportion to each such member’s respective percentage membership interests. Of these 4,925,282 shares, 32,903 were repurchased by us and retired in February 2009.  In March 2009, 138,165 additional shares were issued to the 19 members of GMS at the direction of GMS pursuant to the working capital provisions of the stock purchase agreement.

At the closing, we also paid (i) SMH Capital, Inc. 150,000 shares of stock in lieu of $1.2 million in cash due for a finder’s fee; (ii) $400,000 in fees to our counsel; and, (iii) to Rodman & Renshaw, LLC in partial payment of $2.1 million of deferred underwriting expenses, $250,000 in cash and 93,750 shares of common stock (which were returned on December 30, 2008 and exchanged with the deferred underwriting fees for a note in the aggregate principal amount of $1.8 million) having an agreed-upon value of $750,000. We also agreed to pay $647,000 of the remaining acquisition expenses to counsel over a period of time after the acquisition and to accept the liability for $425,000 of payments to GMS’ counsel.

On August 31, 2011, through a wholly-owned subsidiary named Cyalume Specialty Products, Inc. (“CSP”), we acquired substantially all of the assets of JFC Technologies, LLC (“JFC”), a specialty chemical manufacturer. CSP was established as a Delaware corporation in 2011 and is located in Bound Brook, New Jersey. CSP provides products to the pharmaceutical, military and other markets and, has expertise in the chemical light business. We believe that this acquisition of JFC will: significantly reduce our current supply chain risks; allow us to maintain less of a strategic stockpile of key chemical components; strengthen our existing chemical light research and development expertise; and strengthen our ability to protect our proprietary technology for new products and their chemical formulas that we plan to introduce into the market.

On December 22, 2011, CTI acquired all of the outstanding common stock of Combat Training Solutions, Inc. (“CTS”), a Colorado corporation established in 2005, and located in Colorado Springs, CO. CTS manufactures battlefield effects simulator devices and provides tactical training to the military utilizing such products. We believe that CTS’ products and services are a good fit with our business strategy and existing products. For example, many of CTS’ products can be adapted to utilize chemical light, thereby increasing their efficacy for night-time applications.

We maintain principal executive offices at 96 Windsor Street, West Springfield, Massachusetts 01089. Our telephone number is (413) 858-2500. The various reports we file with the SEC, including annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, and current reports on Form 8-K are available on our website (www.cyalume.com) free of charge. Our website also contains the charters for the Audit, Nominating and Compensation Committees of the Board of Directors as well as our Code of Conduct and Ethics and, our Insider Trading Policy. The documents are also available free of charge from our Corporate Secretary at our executive offices.

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Current Business

Our primary focus is providing tactical and training solutions to the military of the U.S., and other select countries, through both products and services. We manufacture chemical light, reflective and battlefield effects simulator products while our services include planning and implementing tactical training exercises simulating real world experiences. We also sell products into the law enforcement, commercial, and other markets. The following strategies are employed to provide for long-term success.

•	Utilizing Patent Protection. We have and will continue to pursue patent protection of developed technology, and to aggressively defend against violations of our patents.

•	Making Environmentally Friendly and Safe to Use Products. Our products are designed to be effective but very safe to use and friendly to the environment. Chemicals used in our chemical light products are non-toxic and phthalate free.

•	Increasing Product Diversification. We intend to continue to diversify into additional products and applications utilizing current technology and technology now under development. Product diversification allows us to present a more complete line of products that meet current and projected user needs, as well as reducing dependence on a relatively small number of products for financial and competitive success.

•	Continually Improving Products and Performance. We are committed to product improvement and rely on a dedicated in-house team of highly experienced engineers and chemists that are complemented on an as needed basis by third-party expertise.

•	Pursuing Strategic Partnering and Acquisitions. We actively seek partners who can help us advance our technologies or introduce products to the market, especially where established partners may help us attain faster market penetration. In addition, we are seeking additional businesses to acquire that will complement our existing products and further strengthen our ability to achieve profitable growth.

Products and Services

We primarily provide products of three general types: those producing chemical light; those that have reflective qualities; and, those that simulate battlefield devices.

•	Products producing chemical light rely on a chemical reaction known as chemiluminescence. The base product is known as a ‘‘light stick’’ and is typically 6 inches in length. A light stick is a translucent flexible plastic tube that is partly filled with one chemical ingredient and also with a glass container (‘‘ampoule’’) that contains a complementary reactive chemical. When the tube is bent enough to break the glass ampoule, the chemicals contained within the plastic tube mix and light is generated. Chemiluminescent products come in varying shapes, sizes and functions, and provide light in different colors, intensity and durations. These include:

o	Light sticks that come in lengths ranging from 1.5 inches to 15 inches, and having durations for specified light output that range from 5 minutes to 24 hours. Colors emitted include red, blue, white, yellow, green, orange and infrared.
o	Components to training and tactical ammunition that provide day/night marking and illumination capabilities. Day/night marking rounds increase the effectiveness of weapons training by providing a night-time training ability where, in many cases, one did not exist before. Chemical light munitions are preferable to traditional tracer or training rounds for two reasons. Traditional tracer or pyrotechnic training munitions contain fire-producing elements that can start range fires. Additionally, traditional tracer or pyrotechnic training munitions experience ‘‘duds’’, or unexploded rounds. These unexploded rounds present future safety hazards and must be found and defused. Chemical light training ammunition payloads cannot start range fires and do not present future safety hazards from unexploded rounds, making their use not only more economical but safer for military personnel.

•	Reflective products include patches that can reflect white light or infrared, and reflective safety belts. Our reflective products assist the military by allowing soldiers to identify individuals as ‘friend or foe’ by employing infrared technology. These infrared products, such as flag and general identification patches, can only be seen with the proper night vision goggles. These products help prevent injuries and death due to friendly fire by providing the proper identification markings during night-time activities. We also produce safety belts that are worn, for example, by military police. These belts both reflect direct light back and retain light energy for a short period of time so they continue to ‘‘glow’’ after the light source is removed.

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•	Our battlefield effects simulator devices are non-pyrotechnic and designed to safely simulate the life threatening devices soldiers encounter on the battlefield. These include: pipe bombs, IED’s, landmines and suicide bomber vests. In addition, we expect to be introducing a simulator hand grenade in the first half of 2012 that is non-pyrotechnic. By the end of 2012, we expect to be providing these simulator devices incorporating our chemical light technology, which should enhance the number of training applications by increasing their effectiveness in nighttime training.

We do not sell products as novelties.

We manufacture products in West Springfield, MA; Bound Brook, NJ; and Aix-en-Provence, France.

Services include: training on the proper utilization of our simulator devices; battlefield scenario planning; and, providing live training exercises. In these exercises we hire and provide “battlefield actors”, people trained to act as insurgents or the indigenous population. The “actors’ we hire and train may have lived in the country or speak the language of the country that the training is simulated to take place in, making the training as realistic as possible.

Markets

Our sales efforts are primarily focused on military (non-ordnance) and ammunition markets and, to a lesser extent, law enforcement, commercial/public safety, and other markets.

•	Military

The military (non-ordnance) market accounted for approximately 69% of total revenue in 2011 and 73% in 2010. We sell chemiluminescent devices, primarily light sticks in varying colors, lengths and durations of light output, as well as flat chemiluminescent disks and reflective patches and belts. The primary users of these products are the U.S. Military and militaries participating in the NATO Maintenance and Supply Agency (“NAMSA”).

Critical events, risks and uncertainties regarding the military market include the continued use by the U.S. and NATO militaries, the ability to remain on the cutting edge of chemical light technology, the ability to generate additional uses of our products by additional militaries around the world, and managing costs to remain competitively priced. There are also uncertainties of future price increases customarily found in the renewal contracts which would affect revenues and results of operations.

•	Ammunition

The ammunition market accounted for approximately 15% of total revenues in 2011 and 19% in 2010. Nearly all of these revenues represent sales of chemiluminescent payloads and components to Rheinmetall Waffe Munition (RWM), which incorporates our products into its rounds and then sells the finished rounds to the military.

Critical events, risks and uncertainties regarding the ammunition market include the expansion and acceptance of the existing products to the United States military and other foreign militaries. The introduction of additional calibers is perceived as a vital opportunity to increase our revenues and improve results of operations over the long-term.

•	Law Enforcement and Commercial/Public Safety

The law enforcement and commercial/public safety markets represented approximately 11% of total revenues in 2011 and 8% in 2010. Sales are made to different industries and governmental agencies, including manufacturing companies, transportation companies, hotels and police, fire and EMS departments. These products provide emergency light in different ways to different buyers. For example, hotels use light sticks in halls and stairwells for use in power outages and police departments use them in tactical operations and traffic control.

The critical risks and uncertainties in the commercial and public safety market include the need for the continued introduction and promotion of successful products to police, fire and homeland security departments. Our ability to generate demand from potential customers is the greatest factor in success or failure in this market. The commercial and public safety market is more sensitive to pricing than the military markets as customers may not choose to purchase the best available product, but may rather purchase lower quality, lower priced goods from competitors.

The uncertainty of new products from competitors is always a risk that could dilute our existing military market share of chemical light products as well as ammunition and safety products.

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•	Other

With the acquisition of the JFC business (now known as CSP), we now provide specialty chemicals to a variety of customers including chemical, defense and pharmaceutical companies. For 2011, these revenues represented approximately 5% of total revenues and none in 2010. While the primary purpose of CSP is to support our chemical light product business, we will continue to pursue these chemical sales which contribute to overhead recovery and overall profitability as well as provide other benefits. Capital expenditures for non-chemical light related production are expected to be minimal.

Customers

•	Military (non-ordnance): We depend significantly on long-term contracts with two key customers: LC Industries (“LCI”) and NAMSA. We also do business directly with the U.S. Military through the Defense Supply Center in Philadelphia (“DSCP”).

•	LC Industries

We indirectly supply the U.S. Department of Defense (“U.S. DOD”) through a contract with LCI, a manufacturer/distributor and a member of the National Industries for the Blind. LCI, in turn, has a direct contract with the U.S. DOD that operates under the program guidelines of “Ability One”, a federal program that creates jobs for the visually impaired and severely disabled. Under our contract with LCI, we sell components to LCI, which assembles and packages products, and then sells/distributes them directly to the U.S. military. Each of the items sold by LCI to the U.S. military is classified by a National Stock Number (“NSN”).

Our contract with LCI was entered into June 1, 2004 and had an initial term of five years, followed by three automatic five-year renewal terms unless the agreement is cancelled. This contract was renewed in 2009 for another five year period. The contract between LCI and the U.S. military is an IDIQ contract (indefinite demand, indefinite quantity) with fixed prices subject to annual renegotiation. Through agreement with LCI, we share in any price increases received by LCI. Revenues to LCI accounted for approximately 20% of total revenues in 2011 and 37% in 2010.

•	NAMSA

We have direct contracts with NAMSA, the administrative services arm serving the non-U.S. NATO countries. NAMSA re-awarded these contracts to us in August 2008. The base contract period was for three years and NAMSA has the option to extend for another two years. NAMSA exercised the first of those two years; we are currently in the first option year. The contracts contain provisions for pricing escalations. Revenues through NAMSA accounted for approximately 22% of total revenues in 2011 and 17% in 2010.

•	DSCP

We had approximately 10% of our revenue processed through this agency in 2011 and 3% in 2010. We have one long-term contract that is an indefinite demand / indefinite quantity type, and accounted for less than 2% of total revenue in both years; the remainder comes from contracts bid and won during the year for various products.

•	Ammunition: Ammunition sales to RWM comprised approximately 14% of total revenue in 2011 and 19% in 2010. Sales are made under purchase orders awarded to us throughout the year as RWM receives orders from various militaries.

•	Law Enforcement, Commercial/Public Safety, Other: Sales in this category are made to a variety of distributors, retailers, other businesses and various municipalities’ police and fire departments, none of whom individually represent more than 10% of sales.

Sales and Marketing

For the military (non-ordnance) market, we sell primarily through distributors such as NAMSA and LCI. We have found this to be an efficient and effective model and therefore use this model for the law enforcement and commercial/public safety markets as well. Accordingly, we are utilizing the abilities of distributors who have established key relations with end-users, rather than attempting to sell direct to consumers. The distributors take deliveries from us and then resell our products through their distribution networks to third-party customers, thereby expanding the market for our products at minimal cost to us. In the ammunition market, we sell directly to the prime contractor having the direct contract with the military.

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Competitive Strengths

We believe we have many advantages as compared to our competition. For example, we:

•	Own more patents in the chemiluminescent light field than any competitor.
•	Have an active research and development function focused on improving existing technologies and developing new ones for which patent protection will be sought.
•	Have a wide assortment of products that helps meet the needs of major customers.
•	Have high quality, high performance products, while many competitors rely on lower priced/lower quality products.

Competition

For chemiluminescent products for the military (non-ordnance) market, we believe that we have no direct major competitors and that our products are the only ones that currently meet official U.S. and NAMSA military specifications. There are several Asian manufacturers of novelty quality products that occasionally attempt to direct sell their products as military quality, including the fraudulent use of military stock numbers that are placed on the products which we believe have not passed testing. In these cases we rely on the appropriate U.S. and NAMSA agency offices to inspect and reject such products as being non-compliant. We maintain an active program of monitoring such behavior and bringing any such actions to the attention of the appropriate agency personnel.

For the ammunition market, the development period for a new product before final testing and acceptance by the military can be many years. We anticipate that, as acceptance of chemical light applications grow in this market, additional competition will emerge as this market represents potentially large revenues. We are defending against this by continuing to invest in technology upgrades in order to stay ahead of any competitors. In addition, where appropriate, we file patents to protect newly developed technology. Also, we review all products submitted by any competitors in military contract bidding processes to determine whether they meet specifications.

In the commercial/public safety chemical light markets, we compete with a variety of manufacturers and distributors of novelty products. While these manufacturers and distributors appear to lack the quality, market presence and ability to significantly upgrade existing products, customers in these markets may seek lower prices without consideration for these other factors.

Employees

As of December 31, 2011 we had 168 full-time, and 68 on-call part-time employees for participating in training simulations as needed. We operate in local labor markets that provide an adequate supply of labor to compensate for any turnover. We are not party to any collective bargaining agreements, have not experienced any work stoppages and consider our relationship with employees to be sound.

Employee Benefits

For our U.S. employees, we offer wages and benefits that we consider to be competitive in the markets in which we operate. Benefits include medical, dental, life, and disability insurance coverage, paid vacations and holidays and an employee 401(k) savings plan. CTSAS offers its employees benefits consistent with French law and market conditions.

Supply Chain

We currently purchase key raw materials, primarily chemicals, plastics, glass and packaging materials from a limited number of suppliers. We have long-term relationships with these suppliers, and maintain annual purchase orders or, in the case of major chemicals, have a ten-year contract in place which does not expire until the second half of 2012. There are no minimum required purchases under such contracts. In the event of a disruption in the supply of any of the key items, we have identified alternative sources of supply. A stock of raw materials is kept on hand to continue production in the event of an extended supply disruption, providing us time to find alternative suppliers. Raw materials are not considered to be a scarce commodity and we have not experienced supply disruptions in the past. With the expiration of the chemical contract in 2012, we will begin producing the vast majority of our chemical light requirements through CSP, our wholly-owned subsidiary.

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The CTI West Springfield facility currently purchases most of its chemicals from a Chinese manufacturer through the long-term contract. Nearly all other materials, including plastics and glass, are purchased domestically. The CTSAS Aix-en-Provence facility purchases most of its chemicals from our West Springfield facility after they have been modified for specific applications. CTSAS purchases its glass, plastics and most other materials from within the European community.

Research and Development

We have an active research and development group with full-time chemists and engineers at both the West Springfield and Bound Brook facilities. Additionally, we utilize consulting chemists as needed for specific projects. Our research and development group is focused on maintaining the high level of quality of existing products; developing improvements to existing products; and, developing new technologies and products with viable commercial applications. We maintain an active program of soliciting feedback and ideas from end-users of products. We incurred research and development expense of $1.9 million and $1.7 million during the years ended December 31, 2011 and 2010, respectively. Additionally, we incurred $0.2 million in capitalized costs for filing new patents in 2011 and $0.3 million in 2010.

Intellectual Property

We rely on the ability to develop patentable technology to help ensure the commercial success of products and technology. Once patents are issued, we follow an active program of monitoring competitors’ products to ensure that our intellectual property is not violated. We currently hold and maintain 55 active U.S. patents, of which we obtained 30 through the two acquisitions in 2011. Additional new patents are pending. Many of these patents are also registered in various foreign countries. These patents include phthalate free formulations, formulas for creating a more consistent light for longer periods, a bio-degradable light stick, flat disks employing a translucent aluminum pouch instead of an ampoule, and various battlefield effects simulators. We expect to file for additional patents during 2012 and thereafter. Patents typically have a 20-year life from date of filing. We had no key patents expire in 2011 and no key patents scheduled to expire in 2012. We do not anticipate a near-term decline in sales as a result of any expiring or expired patents.

Government Regulations

We are subject to the jurisdiction of the State Department of the United States under the International Traffic in Arms Regulations (“ITAR”). Specifically, chemical light infrared products, which are exported from the West Springfield facility to foreign militaries, are subject to these regulations. We must periodically re-register with the State Department for exporting purposes and last did so in June 2011. The renewal that was granted expires June 30, 2012 and is subject to renewal again at that time. We are in good standing with the State Department and the ITAR. We must obtain approval from the State Department for each and every export shipment of chemical light infrared products.

In addition, with the two acquisitions, we now also maintain appropriate licenses with the Food & Drug Administration (“FDA”), the Drug Enforcement Agency (“DEA”) and, the Bureau of Alcohol, Tobacco, Firearms and Explosives. All such licenses are current and expected to be renewed at the appropriate time.

Environmental

We are in compliance with all local, state and national environmental regulations under which we are subject to regulation. All appropriate permits are in place. The cost of compliance with environmental regulations has been and is expected to continue to be negligible.

Backlog

A significant portion of our revenue is generated under indefinite quantity, fixed-price contracts whereby we fulfill orders as they are placed by customers. Once orders are received they are typically fulfilled within three months. As of December 31, 2011 we had total open sales and purchase orders for products that approximated $5.3 million, versus $4.5 million at December 31, 2010.

Segments

We have only one segment for financial reporting purposes under accounting principles generally accepted in the United States.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to each Director, Executive Officers and Key Employees as of April 25, 2012:

Name	Age	Position with Cyalume and Principal Occupation	Held Office Since
Winston Churchill	71	Director and Chairman of the Board	2006
Yaron Eitan	56	Director and Vice Chairman of the Board	2006
Zivi Nedivi	53	President and Chief Executive Officer (1)	2012
Michael Bielonko	59	Chief Financial Officer & Secretary	2008
Edgar (Earl) Cranor	54	Vice-President - Technology – CTI	2006
Tomas Ogas	55	Vice-President - Operations – CTI	2007
James Schleck	42	President of CSP	2011
Antonio Colon	54	Senior Vice President of Sales – CTI	2011
Jason Epstein	38	Director	2008
Andrew Intrater	50	Director	2009
John G. Meyer, Jr.	67	Director	2011
Thomas G. Rebar	49	Director	2007
Yair Shamir	66	Director	2008
James Valentine	65	Director	2011

(1)	To be nominated for the vacant director position, previously held by Derek Dunaway.

Background of Officers and Directors

Winston Churchill has been our Chairman of the Board since May 31, 2006 and was our Secretary from June 22, 2007 through December 19, 2008. Mr. Churchill is also a member of the Board of Directors of CTI. Mr. Churchill has been a member of SCP Private Equity Management Company, LLC since 2000. From 1993 to the present he has been the President of CIP Capital Management, Inc., a management company, and Chairman of CIP Capital, Inc., an investment company and a director of both. He is currently a Director of Innovative Solutions and Support, Inc. (NASDAQ: ISSC), a company engaged in the design, manufacture, and sale of flight information computers, flat panel displays, and monitoring systems; Amkor Technology, Inc. (NASDAQ: AMKR), a supplier of semiconductor packaging and test services, Rodman & Renshaw Capital Group (NASDAQ: RODM), a full-service investment bank providing corporate finance, strategic advisory and related services and Griffin Land & Nurseries, Inc. (NASDAQ: GRIF), a real estate and landscape nursery business. Mr. Churchill is a past director (2000-2007) of Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a company that develops and commercializes pharmaceutical products for urologic and sexual health disorders. Mr. Churchill holds a B.S. in Physics, Summa Cum Laude, from Fordham University, an MA in Economics from Oxford University, where he was a Rhodes Scholar, and a JD law degree from Yale Law School. Mr. Churchill’s extensive leadership, business and financial experience qualify him to serve as a director.

Yaron Eitan has been our Vice Chairman of the Board since December 19, 2008 and was our Chief Executive Officer and President from May 31, 2006 through December 19, 2008. Mr. Eitan is also a member of the Board of Directors of CTI. In 1998, Mr. Eitan founded Selway Partners LLC, a holding company focused on technology investments, and has been its President and Chief Executive Officer since that time. From July 2002 to the present, Mr. Eitan has been a member of SCP Private Equity Management Company, LLC, a private equity and venture capital management company. Mr. Eitan is the Chairman and/or board member of several privately-held technology companies. Mr. Eitan holds an M.B.A. from the Wharton School of Business of the University of Pennsylvania. Mr. Eitan’s leadership, business and technology experience qualify him to serve as a director.

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Zivi Nedivi has been our President and Chief Executive Officer since April 2, 2012. Mr. Nedivi came to Cyalume from Axiom Investment Advisors, LLC, a hedge fund specializing in currencies where he was a special advisor from 2009 to 2011 and the CEO from 2008 to 2009. Prior to that, from 2006 to 2008, he was the COO of Lumenis Ltd, a global leader in medical and aesthetic lasers and light based technology. Mr. Nedivi was the President and CEO of Kellstrom Aerospace, LLC, an industry leader in the airborne equipment segments of the international aviation services aftermarket and its predecessor company, Kellstrom Industries, from 1990 to 2005. He continues to serve as an observer on Kellstrom Aerospace's board of directors. Prior to his business career, Mr. Nedivi served as an F-15 fighter pilot in the Israeli Air Force, where he attained the rank of Major. He is a graduate of the Israel Air Force Academy and holds a Bachelor's degree in business administration from California Coast University.

Michael Bielonko has been Chief Financial Officer and Secretary of Cyalume since December 19, 2008 and Chief Financial Officer and Secretary of CTI since January 23, 2006. From 2005 until he joined CTI, he was employed as the Chief Financial Officer of CTM Group, Inc., a New Hampshire based company servicing equipment in malls and at tourist sites. From September 1999 until December 2004, Mr. Bielonko served as the Chief Financial Officer of Omni Facility Services, a New York City based provider of facility maintenance services. Mr. Bielonko served as a Director of Omni Facility Services Canada, Ltd., a Toronto based facility maintenance company from May 2006 to June 2008. Mr. Bielonko has a B.S. and an M.B.A. from the University of Connecticut.

Edgar (Earl) Cranor has been the Vice President - Technology of CTI since January 23, 2006. Previously, he was employed by CTI in a variety of positions, including serving as the Vice President of Research and Development. Mr. Cranor joined CTI in 1993, with the acquisition of the Chemical Light Division of American Cyanamid, where he had served as Director of Operations. Mr. Cranor has a B.S. in Chemical Engineering from Auburn University. He is responsible for nearly all of CTI’s current patents.

Tomas Ogas has been the Vice President – Operations of CTI since May 2007. Mr. Ogas was employed by Pitney Bowes, Inc. from 1979 to 2007, where he last served as a director of operations for Latin America.

James Schleck has been the President of Cyalume Specialty Products since September 2011 following the acquisition of his former company, JFC Technologies, LLC. At JFC he served in various capacities including President and CEO for over 17 years. Mr. Schleck is a former Army Officer and is a graduate of the U.S. Army's Airborne, Air Assault and Ranger Schools. Mr. Schleck holds a BS degree from the United States Military Academy, an MBA from Columbia University and an M.Ed from Rutgers University.

Antonio Colon has been the Senior Vice President of Sales for CTI since December 2011. Prior to joining CTI, Mr. Colon was the President and CEO of Combat Training Solutions, Inc. from 2005 through 2011, which was acquired by CTI in December 2011. Mr. Colon is a former aerospace engineer and a retired Air Force officer.

Jason Epstein has been a Director of Cyalume since December 19, 2008 and is also a Director of CTI, a position held since 2007. Mr. Epstein has been a Senior Partner of Columbus Nova since 2002. He is currently a Director of Deerfield Capital Corp. (NASDAQ: DFR), a company engaged in investment management and other investing activities. Mr. Epstein received his B.A. from Tufts University in 1996 and currently serves on the Tufts Board of Overseers. Mr. Epstein is one of Cova’s two designees to the Board of Directors. We believe that Mr. Epstein’s leadership and business experience qualify him to serve as a director.

Andrew Intrater has been a Director of Cyalume since September 1, 2009. Mr. Intrater is the CEO and Senior Managing Partner of Columbus Nova and serves on the Executive and Investment Committees for Columbus Nova. Mr. Intrater also serves on the Board of Directors for Deerfield Capital Corp. (NASDAQ: DFR), a company engaged in investment management and other investing activities. Mr. Intrater served on the Board of Directors (2007 – 2011) for HQ Sustainable Maritime Industries, Inc. (AMEX: HQS), an integrated aquaculture and aquatic product processing company, with operations based in China's South Sea. Mr. Intrater completed his B.S. in Chemical Engineering at the Rutgers University College of Engineering and graduate studies in Materials Science at the Columbia University School of Mines. Mr. Intrater is one of Cova’s two designees to the Board of Directors. We believe that Mr. Intrater’s leadership, global and business experience qualify him to serve as a director.

John G. Meyer, Jr. has been a Director of Cyalume since June 16, 2011. Mr. Meyer has been since 2003, a Director of The Allied Defense Group, Inc. (OTCQB: ADGI), a multinational defense business, which prior to the sale of substantially all its assets, was focused on the manufacture and sale of ammunition and ammunition related products for use by the U.S. and foreign governments. He was also the Chief Executive Officer of Heckler & Koch, a German small arms manufacturing company, from June 2005 to August 2007; and the Chief Executive Officer of The Allied Defense Group, Inc. from June 2003 to June 2005. Prior to his business career, Mr. Meyer served in the United States Army as its most senior Public Affairs Officer and retiring as a Major General. Mr. Meyer received a Bachelor’s degree from Florida State University and a Masters Degree from Sam Houston State University. Mr. Meyer has proven business acumen, having served as the chief executive officer of several defense industry companies and his military background provides the Board with relevant industry experience which qualify him to serve as a director.

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Thomas G. Rebar has served as a Director of Cyalume since August 6, 2007. Mr. Rebar has been a Partner of SCP Private Equity Management, LLC since 1996. Mr. Rebar is currently a Director of several privately-held companies. Mr. Rebar has served as the chair of our audit committee since January 2009. Mr. Rebar received his B.S. summa cum laude from the University of Scranton and an M.B.A. from New York University Graduate School of Business Administration. Mr. Rebar’s leadership, business and financial experience qualify him to serve as a director.

Yair Shamir has been a Director of Cyalume since December 19, 2008. Mr. Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force. He currently serves as a Director of several publicly traded companies such as DSP Group Corporation (NASDAQ: DSGP) since October 1996, Orckit Communications Ltd. (NASDAQ: ORCT) since July 2008 and Commtouch Software Ltd. (NASDAQ: CTCH) since March 2008 and also serves as Director of a few private hi-tech companies. Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology. Mr. Shamir’s leadership, global, business and military experience qualify him to serve as a director.

Mr. Shamir also served as a member of the Board of Directors of Mercury Interactive, LLC from 1997 to 2005. In September 2008, Mr. Shamir settled a complaint filed by the SEC which alleged that certain independent Directors of Mercury (including Mr. Shamir) recklessly approved backdated stock option grants and reviewed and signed public filings that contained materially false and misleading disclosures about Mercury’s stock option grants and company expenses. Without admitting or denying the allegations in the SEC’s complaint, in order to settle the charges against them, each of the independent Directors implicated (including Mr. Shamir) agreed to permanent injunctions against violating certain provisions of the securities laws, paid a financial penalty, and retained the ability to serve as a Director or officer of U.S. public companies.

James Valentine has been a Director of Cyalume since November 23, 2011. Mr. Valentine is the President and Chairman of Valentine & Company. His particular expertise involves the organization, governance and financing of emerging growth companies involved in technology infrastructure and services. He has served in a variety of key management positions as well as a financier and investor. His previous experience has included being the Chief Executive Officer of QoS Networks LTD, a company providing IP services on a global basis, being the Chief Executive Officer of North American Wireless Inc, a company engaged in the design, construction and operation of nationwide wireless infrastructure services. Mr. Valentine was a General Partner of Montgomery Securities, serving as Managing Director of the Corporate Finance Technology Group. Mr. Valentine serves on the boards of directors of Hi Tech Services, Inc., NextGen Technology Services, LLC, Tri Alpha Energy Inc. and Wireless Project Development Corporation. He serves on the Advisory Boards of Kline Hawkes California, LP; Kline Hawkes California SBIC, LP, and Kline Hawkes Pacific, LP. Mr. Valentine practiced law in San Francisco specializing in financial transactions. Mr. Valentine received his B.A. with High Honors from the University of Florida and his Juris Doctor from Harvard Law School. Mr. Valentine is Kline Hawkes designee to the Board of Directors. We believe that Mr. Valentine’s leadership, global and business experience qualify him to serve as a director.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2011, the Board of Directors met six times and took action by written consent on five occasions. All of the directors attended at least 75% of the meetings except Jason Epstein, Andrew Intrater and Yair Shamir. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of stockholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that Messrs. Churchill, Eitan, Epstein, Intrater, Meyer, Rebar, Shamir and Valentine are each independent directors as defined in Rule 4200 of the Nasdaq Marketplace Rules and applicable Securities and Exchange Commission (“SEC”) regulations.

Compensation Committee. On January 13, 2009, the Board of Directors formed a Compensation Committee and adopted a written charter on that date. Serving on the Compensation Committee are Yaron Eitan, Jason Epstein and John Meyer, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules. The Compensation Committee held one meeting and took action by written consent on two occasions during 2011. The charter is available to security holders on our website, www.cyalume.com. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The Compensation Committee reviews and recommends to the board the compensation for the CEO and non-employee directors of our Company, and reviews the CEO’s compensation recommendations for all other corporate officers. It also reviews the general policy relating to compensation and benefits for all employees. The Compensation Committee has been designated by the Board of Directors to administer the Cyalume Technologies Holdings, Inc. 2009 Omnibus Securities and Incentive Plan.

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Nominating Committee. On January 13, 2009, the Board of Directors formed a Nominating Committee and adopted a written charter on that date. Winston Churchill (Chairman), Andrew Intrater and Yair Shamir, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, serve on this committee. The charter is available to security holders on our website, www.cyalume.com. The Nominating Committee did not meet during 2011 but took action by written consent on two occasions during 2011.

The Nominating Committee will consider director candidates recommended by security holders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Rule 5605 of the Listing Rules and applicable SEC regulations. Stockholders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating and Corporate Governance Committee at the following address: Nominating Committee of the Board of Directors, c/o Cyalume Technologies Holdings, Inc., 96 Windsor Street, West Springfield, Massachusetts 01089. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate, which may, but need not, include a questionnaire. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

The Board of Directors does not have a formal policy on director candidate qualifications. The Board of Directors may consider those factors it deems appropriate in evaluating director nominees made either by the Board or stockholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to us, experience and skill relative to other Board members, and specialized knowledge or experience. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the Committee considers. The directors will consider candidates from any reasonable source, including current Board members, stockholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

Executive Committee. On January 13, 2009, the Board of Directors formed an Executive Committee. Yaron Eitan (Chairman), Winston Churchill and Jason Epstein serve on this committee. The Executive Committee exercises the powers of the Board between meetings of the full Board of Directors. The Executive Committee did not meet during 2011.

Audit Committee. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Thomas G. Rebar (Chairman) and Yair Shamir serve on this committee. We anticipate that the Directors will appoint a third member to the Audit Committee. The Audit Committee held six meetings during 2011. The Board of Directors has determined that Thomas Rebar is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees. The Audit Committee charter is available on our website, www.cyalume.com.

Compensation Committee Interlocks and Insider Participation

During 2011, no current or former officer or employee of CTI participated in deliberations of Cyalume’s Board of Directors concerning Executive Officer compensation. Yaron Eitan, Thomas G. Rebar and Winston Churchill are each principals of SCP Private Equity Management LLC.

Code of Ethics

We adopted a code of ethics on January 13, 2009, which is available on our website, www.cyalume.com.

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EXECUTIVE COMPENSATION

Overview

Our Executive Officers are: Zivi Nedivi, who has been President and Chief Executive Officer since April 2, 2012 and Michael Bielonko, who has been Chief Financial Officer and Secretary since December 19, 2008. Derek Dunaway was our Chief Executive Officer until his resignation on March 30, 2012, which was effective on April 2, 2012.

Our Key Employees are: Edgar (Earl) Cranor, who been Vice President of Technology of CTI since January 2006; Tomas Ogas, who has been Vice President of Operations of CTI since May 2007; James Schleck, who has been the President of CSP since August 2011 and Antonio Colon who is the Senior Vice President of Sales since December 2011.

We did not renew our long-term employment agreements with Monte Pickens who was previously our Executive Vice President of Sales and Thomas McCarthy who was our Vice President of Government and Military Sales. Monte Pickens has entered into a consulting agreement with us.

Compensation Philosophy

The overriding goal of our executive compensation program is to recruit and retain key executives and motivate them to achieve maximum results. To this end, we design and manage our programs with the following objectives in mind:

•	Generating significant stockholder value, while practicing good corporate governance,
•	Maximizing the alignment between our short-term and long-term results and executive pay, and
•	Providing market-competitive compensation, while considering our financial resources.

Administration of Executive Compensation Programs

In January 2009, we formed a Compensation Committee of the Board of Directors comprised of three outside, independent Directors which will administer all compensation programs for its officers, key employees, and outside Directors. This Committee works with management to design key compensation policies and programs, as well as sound governance practices, to ensure that our compensation programs reflect best practices and strongly contribute to our growth and success. The two named Executive Officers and four Key Employees all have entered into employment agreements with us.

The compensation for senior executives is comprised of four elements: a base salary, an annual performance bonus, equity awards and benefits. On March 3, 2009, Cyalume’s Board of Directors adopted the Cyalume 2009 Omnibus Securities and Incentive Plan for employees and Directors, which is administered by the Compensation Committee. Awards granted pursuant to the stock incentive plan are described below.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, the Compensation Committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant incentives and rewards for senior management for improving stockholder value while building Cyalume into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of Cyalume and its various key component entities, 6) Cyalume’s ability to pay and 7) other relevant factors.

All executives were involved in decisions relating to their compensation. We believe that executives are fairly compensated.

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Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our Chief Executive Officer and our two most highly compensated employees other than the Chief Executive Officer during 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Earned Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total Compensation ($)
Derek Dunaway,	2011	333,442	—	—	—	12,993	346,435
President & CEO (3)	2010	350,000	150,000	205,125	37,200	12,814	755,139

Michael Bielonko,	2011	209,592	—	—	—	13,438	223,031
CFO Secretary	2010	220,000	88,000	201,525	—	12,162	521,687

Monte Pickens,	2011	224,373	—	—	—	9,000	233,373
EVP- Sales of CTI (4)	2010	100,962	36,458	40,100	23,250	—	200,770

(1)	The amounts in these columns reflect the aggregate full grant date fair value of each award computed in accordance with ASC Topic 718, Compensation-Stock Compensation. For restricted stock, the fair value per share is equal to the closing price of our stock on the date of the grant. For stock options, the fair value per share is based on certain assumptions included in Note 19 to our audited financial statements for the year ended December 31, 2011 included in our annual report on Form 10-K for the year ended December 31, 2011.

(2)	Consists of an automobile and gas allowance.

(3)	Derek Dunaway resigned as President & CEO on March 30, 2012, effective April 2, 2012.

(4)	Monte Pickens resigned as Executive Vice President of Sales on April 25, 2012, effective May 1, 2012.

Equity Compensation Awards

There were no equity awards during 2011.

On February 4, 2010, the Compensation Committee of the Board of Directors authorized the issuance of the following to certain of our officers: 72,500 restricted shares of common stock and 45,000 restricted options. On December 16, 2010, the Board of Directors ratified the Compensation Committee’s decision to issue 107,500 restricted shares of common stock to certain of our officers.

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Outstanding Equity Awards at December 31, 2011 Year-End

	Option Awards						Stock Awards
	Equity Incentive Plan Awards:						Equity Incentive Plan Awards:
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)		Market value of shares of stock that have not vested ($) (1)	Number of unearned shares that have not vested (#)	Market or payout value of unearned shares that have not vested ($) (1)
Derek	133,334	66,666	(2)	—	$3.00	3/3/2019	—		—	—	—
Dunaway	6,667	13,333	(3)	—	$3.65	3/3/2020	—		—	—	—
	—	—		—	—	—	64,166	(5)	240,623	—	—

Michael	—	—		—	—	—	—		—	—	—
Bielonko	—	—		—	—	—	44,166	(6)	165,623	—	—

Monte	5,000	10,000	(4)	—	$3.25	8/1/2020	—		—	—	—
Pickens	—	—		—	—	—	10,000	(7)	37,500	—	—

(1)	The market price of our common stock (OTCBB: CYLU) on December 31, 2011 was $3.75 per share.
(2)	These options vest in the following increments: 66,666 on 3/3/2012.
(3)	These options vest in the following increments: 6,667 on 1/1/2012 and 6,666 on 1/1/2013. Subsequent to 12/31/2011, in conjunction with Mr. Dunaway’s separation agreement, the 6,666 awards scheduled to vest on 1/1/2013 have vested in full as of May 14, 2012.
(4)	These options vest in the following increments: 5,000 on 8/1/2012 and 5,000 on 8/1/2013.
(5)	These restricted shares vest in the following increments: 17,500 on 1/1/2012, 16,666 on 3/3/2012, 17,500 on 1/1/2013 and 12,500 on 1/1/2014. Subsequent to 12/31/2011, in conjunction with Mr. Dunaway’s separation agreement, the 17,500 awards and the 12,500 awards scheduled to vest on 1/1/2013 and 1/1/2014, respectively have vested in full as of April 2, 2012.
(6)	These restricted shares vest in the following increments: 17,500 on 1/1/2012, 17,500 on 1/1/2013 and 9,166 on 1/1/2014.
(7)	These restricted shares vest in the following increments: 3,334 on 1/1/2012, 3,333 on 1/1/2013 and 3,333 on 1/1/2014.

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 Employment / Other Agreements

The following discussion summarizes the material terms of current employment and other agreements with Executive Officers and Key Employees:

Zivi Nedivi The Company, CTI and East Shore Ventures, LLC (the “Consultant”), a limited liability company owned by Mr. Nedivi, entered into a services agreement, effective April 2, 2012, which provides that Mr. Nedivi will serve as the Company’s Chief Executive Officer and member of the Company’s board of directors. The agreement has an initial term of three years and continues for successive one-year periods unless terminated by either party upon 60 days written notice prior to its anniversary/expiration date or if terminated pursuant to certain events or for cause.

During the term of the agreement, the Consultant will earn an annual cash fee of $450,000 (the “Cash Fee”), subject to annual increases at the discretion of the Company’s board. The Consultant is also eligible for bonus consideration based on certain predetermined annual performance targets (“Annual Performance Targets”). If the Company’s performance meets, but does not exceed, the Annual Performance Targets for a given fiscal year, the amount of the bonus for such fiscal year shall equal 140% of the annualized rate of the Cash Fee in effect as of the end of such fiscal year. If the Company’s performance exceeds the Annualized Performance Targets for a given fiscal year, the amount of the bonus for such fiscal year shall equal 140% of the annualized rate of the Cash Fee in effect as of the end of such fiscal year, plus an additional 1% of such annualized rate for each 1% by which the Company’s performance exceeds the Annualized Performance Targets for such fiscal year. If the Company’s performance fails to meet the Annualized Performance Targets for a given fiscal year, the amount of the bonus for such fiscal year shall equal 140% of the annualized rate of the Cash Fee in effect as of the end of such fiscal year, less 2% of such annualized rate for each 1% by which the Company’s performance failed to meet the Annualized Performance Targets for such fiscal year, provided, however, that Consultant shall not be eligible for any bonus for a given fiscal year in which the Company’s performance was less than or equal to 70% of the Annualized Performance Targets for such fiscal year.

Consultant also received an option to purchase up to 1,111,963 shares of the Company’s common stock at an exercise price per share of $3.60 (the “Option”). The Option becomes exercisable annually in five equal installments on each of the first five anniversaries of the approval of the issuance of the Option. The Option (i) will not become exercisable as to 141,333 of the Shares unless a proportional number of shares underlying the warrants issued to Granite Creek FlexCap I, L.P. and/or Patriot Capital II, LP are exercised; (ii) provides that, in the event that, prior to the date that the Option is fully exercisable, (A) there is a Change of Control (as defined in the services agreement) or (B) Consultant’s engagement under the services agreement is terminated by the Company without Cause or by Consultant for Good Reason (each as defined in the services agreement), the Option shall become fully exercisable as of the date of such Change of Control or termination, provided, however, that, if such termination of Consultant’s engagement occurs within the first eighteen (18) months after the date of the agreement, then only two-fifths (2/5) of the Option shall become fully exercisable as of the date of such termination; (iii) for piggyback registration rights; and (iv) that Consultant will receive a cash payment equal to the Tax Payment (as defined in the services agreement).

In the event Consultant’s engagement is terminated by the Company without Cause or by non-renewal, or by Consultant pursuant for Good Reason, in addition to the amounts accrued to him, Consultant is entitled to receive an amount equal to the Cash Fee in effect immediately prior to the Termination Date for a six-month period, subject to Consultant and Mr. Nedivi each signing a release of claims in favor the Company and its affiliates.

During the term of the services agreement and for a period of two years thereafter (subject to certain adjustments set forth in the services agreement) Consultant and Mr. Nedivi are subject to confidentiality, non-solicitation and non-competition, non-interference and non-disparagement provisions. Pursuant to the services agreement, Mr. Nedivi will devote all of his business time (subject to certain limited exceptions) to providing services to the Company.

Pursuant to the services agreement, subject to limitations imposed by law, the Company and CTI shall indemnify and hold harmless Consultant and Mr. Nedivi to the fullest extent permitted by law from and against any and all claims, damages, expenses (including attorneys’ fees), judgments, penalties, fines, settlements, and all other liabilities incurred or paid by him in connection with the investigation, defense, prosecution, settlement or appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and to which Consultant and/or Mr. Nedivi was or is a party or is threatened to be made a party by reason of the fact that Consultant and/or Mr. Nedivi is or was an officer, employee or agent of a member of the Company or any Company subsidiary, or by reason of anything done or not done by Consultant and/or Mr. Nedivi in any such capacity or capacities, provided that Consultant and/or Mr. Nedivi, as applicable, acted in good faith, in a manner that was not grossly negligent or constituted willful misconduct and in a manner it or he reasonably believed to be in or not opposed to the best interests of the Company or any Company subsidiary, and, with respect to any criminal action or proceeding, had no reasonable cause to believe it or his conduct was unlawful.

29

Michael Bielonko Mr. Bielonko’s employment agreement, effective April 19, 2012, provides that Mr. Bielonko will be employed as CTI’s Chief Financial Officer. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Bielonko receives an annual base salary of $187,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Bielonko is entitled to a cash bonus of up to 25% of annual base salary based on the achievement of revenue targets and EBITDA targets, all determined by the board of directors. Mr. Bielonko is also eligible to receive annually an equity bonus of up to 25% of annual base pay subject to achieving the same criteria for the cash bonus. If Mr. Bielonko voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Bielonko is entitled to severance of an amount equal to six months of his annual base salary. If terminated without cause subsequent to his initial term, Mr. Bielonko is entitled to receive severance of an amount equal to six months of his annual base salary. If Mr. Bielonko is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to six months of his annual base salary in addition to his other severance benefits.

Earl Cranor Mr. Cranor’s employment agreement, effective April 25, 2012, provides that Mr. Cranor will be employed as CTI’s Technology Vice President. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Cranor receives an annual base salary of $182,750, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Cranor is entitled to a cash bonus of up to 25% of annual base salary based on the achievement of revenue targets and EBITDA targets, all determined by the board of directors. Mr. Cranor is also eligible to receive annually an equity bonus of up to 25% of annual base pay subject to achieving the same criteria for the cash bonus. If Mr. Cranor voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Cranor is entitled to severance of an amount equal to six months of his annual base salary. If terminated without cause subsequent to his initial term, Mr. Cranor is entitled to receive severance of an amount equal to six months of his annual base salary. If Mr. Cranor is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to six months of his annual base salary in addition to his other severance benefits.

Tomas Ogas Mr. Ogas’s employment agreement, effective April 25, 2012, provides that Mr. Ogas will be employed as CTI’s Operations Vice President. The contract has an initial term of three years and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Ogas receives an annual base salary of $170,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Ogas is entitled to a cash bonus of up to 25% of annual base salary based on the achievement of revenue targets and EBITDA targets, all determined by the board of directors. Mr. Ogas is also eligible to receive annually an equity bonus of up to 10% of annual base pay subject to achieving the same criteria for the cash bonus. If Mr. Ogas voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Ogas is entitled to severance of an amount equal to six months of his annual base salary. If terminated without cause subsequent to his initial term, Mr. Ogas is entitled to receive severance of an amount equal to six months of his annual base salary. If Mr. Ogas is terminated without cause pursuant to a change in control, he is entitled to receive an amount equal to six months of his annual base salary in addition to his other severance benefits.

James Schleck Mr. Schleck’s employment agreement, effective August 31, 2011, provides that Mr. Schleck will be employed as CSP’s President. The contract has an initial term that expires on December 31, 2013 and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Schleck receives an annual base salary of $150,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Schleck is entitled to a cash bonus of up to 20% of annual base salary based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors and an additional cash bonus of 20% of annual base salary based on the achievement of a certain EBITDA goal. Mr. Schleck is also eligible to receive an equity bonus of based on the achievement of a certain EBITDA goals. If Mr. Schleck voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Schleck is entitled to severance of an amount equal to six months of his annual base salary. If terminated without cause subsequent to his initial term, Mr. Schleck is entitled to receive severance of an amount equal to six months of his annual base salary.

Antonio Colon Mr. Colon’s employment agreement, effective December 22, 2011, provides that Mr. Colon will be employed as CTI’s Senior Vice President of Sales. The contract has an initial term that expires on December 31, 2013 and shall continue for successive one-year periods unless terminated by either party upon 30 days written notice prior to the anniversary/expiration date or terminated pursuant to certain events or for cause. Mr. Colon receives an annual base salary of $200,000, subject to annual adjustments at the sole discretion of the board of directors. Annually, Mr. Colon is entitled to a cash bonus of up to 25% of annual base salary based on the achievement of revenue targets, EBITDA targets and specific objectives, all determined by the board of directors. If Mr. Colon voluntarily resigns or is terminated for cause during the period of employment, then he is not entitled to receive any benefit or compensation following the date of termination. If terminated without cause during his initial term, Mr. Colon is entitled to severance of an amount equal to six months of his annual base salary. If terminated without cause subsequent to his initial term, Mr. Colon is entitled to receive severance of an amount equal to his annual base salary.

30

Retirement Plans

We do not provide any retirement plans or deferred compensation plans to named Executive Officers that are not generally available to all other employees.

Severance Arrangements

Assuming the employment of our named executive officers were to be terminated without cause, each as of December 31, 2011, the following individuals would be entitled to payments in the amounts set forth opposite to their name in the below table:

	Cash Severance
	No Change in Control	Change in Control
Derek Dunaway (1)	$437,500	$787,500
Michael Bielonko (2)	$302,500	$522,500
Monte Pickens (3)	$645,667	$895,833

(1)	Derek Dunaway resigned as President and CEO on March 30, 2012, effective April 2, 2012. His separation agreement calls for salary continuation, totaling $350,000, as well as accelerated vesting of certain previously awarded equity compensation.
(2)	Michael Bielonko has entered into a new employment agreement, effective April 19, 2012, that would result in lesser amounts actually being paid to him than shown in the table if he were terminated as of the date of this prospectus.
(3)	Monte Pickens resigned as Executive Vice President on April 25, 2012, effective May 1, 2012. His separation agreement calls for salary continuation, totaling $212,500. Mr. Pickens has also retained previously awarded equity compensation as a result of his new consulting agreement with us.

We are not obligated to make any cash payments to these executives if their employment is terminated by us for cause or by death or disability, other than the payment of accrued but unpaid annual salary and bonus, if any, and reimbursement of accrued but unpaid business expenses.

Assuming the employment of our named executive officers were to be terminated without cause or for good reason, each as of December 31, 2011, the following individuals would be entitled to accelerated vesting of their outstanding stock options and common stock awards described in the table below:

	Value of Equity Awards: Termination Without Cause (1)	Value of Equity Awards: In Connection With a Change in Control (1)
Derek Dunaway (2)	$540,619	$540,619
Michael Bielonko	$165,623	$165,623
Monte Pickens (3)	$75,000	$75,000

(1)	The market price of our common stock on the OTCBB on December 31, 2011 was $3.75 per share.
(2)	Derek Dunaway resigned as President and CEO on March 30, 2012, effective April 2, 2012. Pursuant to his separation agreement, all of Mr. Dunaway’s outstanding equity awards are vested in full.
(3)	Monte Pickens resigned as Executive Vice President on April 25, 2012, effective May 1, 2012. In accordance with his separation agreement, Mr. Pickens has retained all outstanding equity awards as a result of his new consulting agreement with us.

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Director Compensation

Our director compensation policy for 2011 was to provide each non-employee director with an award of 7,500 options to purchase common stock at $4.50 per share as compensation for services rendered from their election on June 16, 2011 until the next annual meeting. John G. Meyer, Jr. was compensated with an additional 50,000 options to purchase common stock at $4.60 per share which vest equally in three annual installments. In addition, John G. Meyer, Jr. also receives $25,000 annually, paid in quarterly installments. No other compensation was paid to non-employee directors. All directors are reimbursed for travel and other expenses directly related to activities as directors.

The following table provides compensation information for our non-employee directors for 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Total ($)	Total Number of Option Awards Outstanding at December 31, 2011 (#)
Winston Churchill	—	—	15,825	15,825	22,500
Yaron Eitan	—	—	15,825	15,825	22,500
Jason Epstein	—	—	15,825	15,825	22,500
Andrew Intrater	—	—	15,825	15,825	15,000
Frank Kline (2)	—	—	15,825	15,825	22,500
John G. Meyer, Jr.	12,500	—	116,825	129,325	82,500
Thomas G. Rebar	—	—	15,825	15,825	22,500
Yair Shamir	—	—	15,825	15,825	22,500
James Valentine (3)	—	—	—	—	—

(1)	The amounts reflect the amounts recognized in accordance with ASC 718, Compensation-Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 19 to our audited financial statements for the year ended December 31, 2011 included in our annual report on Form 10-K for the year ended December 31, 2011.
(2)	On November 23, 2011, Frank Kline resigned from the Board of Directors.
(3)	On November 23, 2011, James Valentine was appointed to the Board of Directors.

Cyalume’s subsidiaries did not pay their Directors any compensation other than the repayment of expenses incurred in performing their functions as a Director.

Insider Trading and Speculation Policy

We have established policies prohibiting our officers, Directors and employees from purchasing or selling Cyalume securities while in possession of material, non-public information, or otherwise using such information for their personal benefit or in any manner that would violate applicable laws and regulations. In addition, our policies prohibit our officers, Directors and employees from speculating in our stock, which includes short selling (profiting if the market price of our stock decreases), buying or selling publicly traded options (including writing covered calls), hedging, or other types of derivative arrangements that have a similar economic effect.

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SELLING STOCKHOLDERS

The Selling Stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to ‘‘Selling Stockholders’’ in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Stockholders’ interests in shares of our common stock other than through a public sale.

The following table sets forth, as of April 25, 2012:

•	the name of the Selling Stockholders for whom we are registering shares for resale to the public,
•	the number of shares of common stock that the Selling Stockholders beneficially owned prior to the offering for resale of the shares under this prospectus,
•	the number of shares of our common stock that may be offered for resale for the account of the Selling Stockholders pursuant to this prospectus, and
•	the number and percentage of shares of our common stock to be beneficially owned by the Selling Stockholders after the offering of the resale shares, assuming all of the offered resale shares are sold by the Selling Stockholders.

On December 17 and 18, 2008, GMS and certain designees purchased an aggregate of 2,252,050 shares of Cyalume common stock from public stockholders in privately negotiated transactions at a price per share that ranged between $8.01 and $8.03, for an aggregate purchase price of $18,054,322. On that date Winston Churchill, our Chairman, agreed to purchase (or have his designees purchase) the 2,252,050 shares of Cyalume common stock purchased by GMS and certain of its designees for up to $10.0 million. The purchase by Mr. Churchill and his designees was divided into two tranches. On January 15, 2009, Mr. Churchill and his designees purchased 625,000 shares of Cyalume common stock at a purchase price of $4.00 per share, for $2.5 million in cash from GMS. Pursuant to the agreement between GMS and Mr. Churchill, GMS has an option to sell to Mr. Churchill or his designees an additional 1,562,500 shares of Cyalume’s common stock at $4.80 per share for an aggregate purchase price of $7,500,000.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such shares of common stock. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. This table is prepared solely based on information supplied to us by the listed Selling Stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the shares offered hereby. None of the Selling Stockholders has had within the past three years, any position, office or other material relationship with us or with our predecessor or affiliates.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Total Number of Shares of Common Stock Owned Being Registered	Number of Shares of Common Stock Beneficially Owned After the Offering (1)	Percentage of Common Stock Beneficially Owned After the Offering (1)
Winston Churchill	1,397,277	(2)	1,371,277	26,000	*
Yaron Eitan	672,743	(3)	604,993	67,750	*
Amit Avnet	167,500		167,500	0	*
Ehud Barak	93,750		93,750	0	*
Isaac Applbaum	104,665		93,750	10,915	*
Marc L. Abramowitz	99,985		93,750	6,235	*
Archie Clemins	108,750	(4)	93,750	15,000	*
Joseph T. Gorman	108,750	(4)	93,750	15,000	*
Catalyst Private Equity Partners (Israel) II LP	797,616	(5)	775,116	22,500	*
Cova Small Cap Holdings, LLC	4,024,339	(6)	4,024,339	0	*
Kline Hawkes Pacific, L.P	2,223,345	(6)	2,223,345	0	*
Stephen Weinroth	305,636	(6)	305,636	0	*
The Volpe Revocable Trust	326,061	(6)	326,061	0	*
The Charlton T. Volpe 2003 Irrevocable Trust	40,758	(6)	40,758	0	*
The Dwight Andrew Volpe 2004 Irrevocable Trust	40,758	(6)	40,758	0	*
Kline Hawkes Pacific Friends Fund, L.P.	102,087	(6)	102,087	0	*
Jim Valentine	76,347	(6)	76,347	0	*
Joseph M. Cohen	109,964	(6)	109,964	0	*
Bruce Raben	30,539	(6)	30,539	0	*
Marceau Schlumberger	21,992	(6)	21,992	0	*
Paul Lipari Living Trust	15,022	(6)	15,022	0	*
Murray Schwartz	20,313	(6)	20,313	0	*
Emil Jachmann	170,814	(6)	170,814	0	*
Michael Bielonko	86,831	(7)	41,373	45,458	*
Tom McCarthy	53,873	(7)	41,373	12,500	*
Earl Cranor	254,873	(7)	41,373	213,500	1.28%
Paul Challenger	13,791	(7)	13,791	0	*
Sandor Weisz	51,244	(6)	51,244	0	*
LKCM Private Discipline Master Fund, SPC	79,839		79,839	0	*
Sharbaugh Trust U/A dtd 12/14/92 FBO John Justin Churchill	125,000	(8)	125,000	0	*
Ira Brind	25,000		25,000	0	*
Lotman Holdings, Inc.	80,000	(9)	80,000	0	*
Lucy C. Danziger	12,500		12,500	0	*
LC Danziger Trust dated 6/14/51	12,500	(10)	12,500	0	*
James J. Kim	125,000		125,000	0	*
Thomas and Kathleen Lynch	2,500		2,500	0	*
Charles C. Freyer	5,000		5,000	0	*
Roger A. & Helena S. Carolin (tenants by entirety)	5,000		5,000	0	*
Thomas G. Rebar	197,636	(11)	174,136	23,500	*
Wayne B. Weisman	174,140	(12)	174,140	0	*
Doron Cohen	74,175	(13)	74,175	0	*
Province of British Columbia (nominee: (Hare & Co))	140,695	(14)	140,695	0	*
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (nominee: ( Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio C/O BBH & Co.))	283,739	(14)	283,739	0	*
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio (nominee: (Landwatch & Co))	75,673	(14)	75,673	0	*
Dow Employees' Pension Plan (nominee: (Kane & Co))	91,000	(14)	91,000	0	*
Oregon Public Employees Retirement Fund (nominee: (Westcoast & Co))	201,945	(14)	201,945	0	*
Radian Group Inc. (nominee: (Ell & Co))	38,826	(14)	38,826	0	*
Union Carbide Employees' Pension Plan (nominee: (Kane & Co))	39,945	(14)	39,945	0	*
Granite Creek Flexcap I, L.P.	94,118	(15)	94,118	0	*
Patriot Capital II, L.P.	65,882	(16)	65,882	0	*
JFC Technologies, LLC	605,934	(17)	605,934	0	*
Arthur Cornelson	28,490	(18)	28,490	0	*
Hemant Desai	28,490	(18)	28,490	0	*
Dina Kisver	14,245	(18)	14,245	0	*
Sham Redkar	14,245	(18)	14,245	0	*
Cheng Guo	14,245	(18)	14,245	0	*
Vilas Chopdekar	7,122	(18)	7,122	0	*
Antonio Colon	125,928	(19)	125,928	0	*
David Tolson	3,828	(19)	3,828	0	*
Christopher Younger	3,828	(19)	3,828	0	*
East Shore Ventures, LLC	0	(20)	1,111,963	0	*

* Represents beneficial ownership of less than one percent of our outstanding shares.

33

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 18,285,092 shares of common stock outstanding as of April 25, 2012.
(2)	Consists of (i) 1,372,277 shares of common stock held directly, (ii) options to purchase 25,000 shares of common stock held directly.
(3)	Consists of (i) 650,243 shares of common stock held directly, (ii) options to purchase 22,500 shares of common stock held directly (iii) 83,250 shares of common stock held by Selway Capital, LLC and (iv) 5,000 shares of common stock held by Mr. Eitan’s child.
(4)	Consists of 93,750 shares and options to purchase 15,000 shares of common stock.
(5)	Consists of (i) 775,116 shares of common stock held directly and (ii) options to purchase 22,500 shares of common stock owned by Yair Shamir, who has voting and dispositive power of Catalyst Private Equity Partners (Israel) II LP.
(6)	Such holder is a member of GMS Acquisition Partners Holdings, LLC. Beneficial ownership reflects shares attributable to such member by GMS without giving effect to certain expenses that could decrease the number of shares beneficially owned by such member.
(7)	In addition to such holder being a member of GMS Acquisition Partners Holdings, LLC (see (7) above), includes shares and options granted under the 2009 Omnibus Securities and Incentive Plan.
(8)	Thomas J. Sharbaugh is the trustee of the Sharbaugh Trust U/A dated 12/14/92 FBO John Justin Churchill.
(9)	Herbert Lotman controls Lotman Holdings, Inc.
(10)	Frederick and Lucy Danziger control the LC Danziger Trust dated 6/14/51.
(11)	Consists of (i) 174,136 shares of common stock held directly, (ii) options to purchase 22,500 shares of common stock held directly.
(12)	Consists of 174,140 shares of common stock held directly.
(13)	Consists of 74,175 shares of common stock held directly.
(14)	Wellington Management Company, LLP (“Wellington Management”) is an investment adviser registered under the Investment Advisers Act. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) over the shares held by its client accounts. The business address of Wellington Management, is 280 Congress Street, Boston, MA 02210.
(15)	Consists entirely of warrants to purchase our common stock. Granite Creek Partners, LLC (“Granite Creek”) has the power to vote and dispose of the shares underlying such warrants. The business address of Granite Creek is 222 West Adams Street, Suite 1980, Chicago, IL 60606.
(16)	Consists entirely of warrants to purchase our common stock. Thomas O. Holland, Jr. has the power to vote and dispose of the shares underlying such warrants. The business address of Mr. Holland is 509 S. Exeter Street, Suite 210, Baltimore, MD 21202.
(17)	Consists of restricted stock issued in conjunction with an asset purchase agreement relating to our acquisition of certain assets of JFC Technologies, LLC in August 2011. James G. Schleck has the power to vote and dispose of the shares. The business address of Mr. Schleck is 100 West Main Street, Bound Brook, NJ 08805.
(18)	Consists of restricted stock issued in conjunction with an asset purchase agreement relating to our acquisition of certain assets of JFC Technologies, LLC in August 2011.
(19)	Consists of restricted stock issued in conjunction with a stock purchase agreement relating to our acquisition of the stock of Combat Training Solutions, Inc. in December 2011.
(20)	Consists entirely of options to purchase our common stock, which are not currently exercisable. Zivi Nedivi, our President and Chief Executive Officer, has the power to vote and dispose of the shares underlying such warrants. The business address of Mr. Nedivi is P.O. Box 1767, New York, NY 10150.

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PLAN OF DISTRIBUTION

We are registering the Common Stock issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock. We will bear all fees and expenses incident to our obligation to register the Common Stock.

The Selling Stockholders may sell all or a portion of the Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Stock is sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The Common Stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. If the Selling Stockholders effect such transactions by selling Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the Common Stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

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In connection with sales of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell Common Stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the Selling Stockholders may deliver Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge Common Stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our Common Stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer or agents participating in the distribution of the Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each Selling Stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. Upon our being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the Common Stock was sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Common Stock to engage in market-making activities with respect to the Common Stock. All of the foregoing may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

We will pay all expenses of the registration of the Common Stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of Cyalume’s common stock by each person who is known by us to beneficially own more than 5% of our common stock. The table also identifies the stock ownership of each of our Directors, each of our named Executive Officers, and all Directors and officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The applicable percentage of ownership is based on 18,285,092 shares outstanding as of April 25, 2012.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Common Stock
Winston J. Churchill (2)	1,397,277	7.64%
Yaron Eitan (3)	672,743	3.68%
Zivi Nedivi (4)	0	0%
Michael Bielonko (5)	86,831	*
Jason Epstein (6)	22,500	*
Andrew Intrater (7)	15,000	*
John G. Meyer, Jr. (8)	32,500	*
Thomas G. Rebar (9)	197,637	1.08%
Yair Shamir (10)	797,616	4.36%
James Valentine	76,346	*
Kline Hawkes Pacific Advisors, LLC (11)	2,320,815	12.69%
Cova Small Cap Holdings, LLC (6)	4,024,339	22.01%
All Directors and Executive Officers as a group and their affiliates	9,643,604	52.74%

*	Less than 1%.

(1)	The business address of each of our officers and Directors is 96 Windsor Street, West Springfield, Massachusetts 01089
(2)	Based on information contained in a Schedule 13G filed by Winston Churchill on February 14, 2012. Consists of (i) 1,372,277 shares of common stock held directly, (ii) options to purchase 25,000 shares of common stock held directly.
(3)	Based on information contained in a Schedule 13G filed by Yaron Eitan on February 14, 2012. Consists of (i) 561,993 shares of common stock held directly, (ii) options to purchase 22,500 shares of common stock held directly, (iii) 83,250 shares of common stock held by Selway Capital, LLC, Mr. Eitan is the Manager of Selway Capital, LLC and (iv) 5,000 shares of common stock held by Mr. Eitan’s minor child.
(4)	Does not include options to purchase 1,111,963 shares held by East Shore Ventures, LLC which vest in five equal annual increments starting on April 2, 2013.
(5)	Consists of: (i) 86,831 shares of common stock, of which 44,166 shares vest in various increments starting on January 1, 2012.
(6)	Based on information contained in a Schedule 13D/A filed by GMS Acquisition Partners Holdings, LLC, Cova Small Cap Holdings, LLC (“Cova”), Jason Epstein, Andrew Intrater, Renova US Holdings Ltd, Columbus Nova Investments IV Ltd, CN Special Opportunity Fund Ltd. and CN Credit Opportunities Fund 2007-1 Ltd on August 12, 2009, as well as subsequent issuances by us. Mr. Epstein directly holds an option to purchase 22,500 shares of our Common Stock; however, pursuant to a privately negotiated agreement with Cova, Mr. Epstein has agreed to transfer ownership of all common stock underlying the stock option to Cova upon exercise of the stock option. Cova is an affiliate of Renova U.S. Management LLC, in which Mr. Epstein serves as a Manager and participates in a profit sharing plan. Mr. Epstein disclaims beneficial ownership over the 4,024,339 shares of common stock held of record by Cova. Cova may be deemed to own an aggregate of 5,332,367 shares of common stock by virtue of their having entered into in an Investors Rights Agreement with GMS Acquisition Partners Holdings, LLC, an entity controlled by Cova. Andrew Intrater has voting and dispositive power over the shares of common stock held by Cova. Cova’s business address is Citigroup Center, 153 E. 53 rd St., 58th Floor, New York, NY 10022.
(7)	Includes a stock option to purchase 15,000 shares of common stock held of record by Mr. Intrater. Cova is an affiliate of Renova U.S. Management LLC, in which Mr. Intrater serves as the Managing Partner and participates in a profit sharing plan. Mr. Intrater disclaims beneficial ownership over the 4,024,339 shares of common stock held of record by Cova.

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(8)	Includes options to purchase 32,500 shares of common stock held directly.
(9)	Consists of: (i) options to purchase 22,500 shares of common stock held directly and (ii) 175,137 shares of common stock held directly.
(10)	Consists of (i) options to purchase 22,500 shares of common stock held directly and (ii) 775,116 shares of common stock owned by Catalyst Private Equity Partners (Israel) II LP, over which Yair Shamir has voting and dispositive power.
(11)	Kline Hawkes business address is 11726 San Vicente Blvd., Suite 300, Los Angeles, CA 90049.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Debt

During 2011, we repaid unsecured notes payable to three stockholders (Messrs. Winston Churchill, Thomas G. Rebar and Wayne Weisman, partners of SCP Private Equity Management Company, LLC (“SCP”)) along with all accrued interest, totaling $1,165,121, via the issuance of 253,288 common shares. SCP also owns stock in Cyalume and three Directors are members of SCP. These notes payable were in principal amounts of $800,000, $100,000 and $100,000, respectively. Each note bore interest at 6%, which was calculated quarterly and paid in-kind (added to the unpaid principal balance). At December 31, 2010, outstanding principal on these notes totaled $1.1 million.

Management Agreement with Board Member

On October 1, 2009, we entered into a management agreement with Selway Capital, LLC (“Selway”) that provides for (but is not limited to) the following services to be performed by Selway on our behalf:

•	Strategic development and implementation as well as consultation with our chief executive officer on a regular basis as per his reasonable requests;
•	Identifying strategic partnerships with companies with which Selway has relationships and access, including building partnerships with companies in Israel, Singapore, India and Europe. The focus will be on the expansion of our munitions business;
•	Advise and support us investor relations strategy;
•	Advise and support future fund raising, including identifying sources of capital in the United States; and
•	Support our mergers and acquisitions strategy and play an active role in due diligence and analysis.

The management agreement stipulated that these services would be performed by Yaron Eitan, an employee of Selway and a member of our Board of Directors, with assistance, as needed, from other employees of Selway. The management agreement was retroactive to August 1, 2009, expires on October 1, 2012 and could be terminated by either us or Selway upon 30-days written notice or upon our default in payment or Selway’s failure to perform services under the management agreement. Under the management agreement, we indemnified Selway and Selway indemnified us against certain losses that could have been incurred while carrying out its obligations under the management agreement. Through July 2010, Selway’s compensation for these services was $41,667 per month. However, we were only required to pay $16,000 per month, with the balance of $25,667 per month remaining unpaid until our senior lender consented to such payment. We also reimbursed Selway for costs incurred specifically on our behalf for these services.

Additionally, Selway was able to earn a $210,000 bonus, payable in cash or common stock at the discretion of our Board of Directors. That bonus for the year ended December 31, 2009 was approved by our Board of Directors on March 17, 2010 and is reflected in the 2009 consolidated financial statements. Accordingly, 60,000 shares of common stock, valued at $210,000, were issued to Selway in 2010 for this bonus.

On July 29, 2010 we amended our management agreement (the “Amended Management Agreement”) with Selway. Pursuant to the Amended Management Agreement, (i) the compensation payable to Selway was reduced to $11,667 and (ii) we issued to Selway 45,000 shares of common stock in full satisfaction of all accrued and unpaid liabilities (including all management fees) owed to Selway pursuant to the management agreement through July 2010. Those 45,000 shares were issued in July 2010. There is no provision for an additional bonus in the Amended Management Agreement. Other terms and conditions of the management agreement remained unchanged.

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DESCRIPTION OF SECURITIES

General

We are authorized to issue 50,000,000 shares of common stock, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. As of the date of this prospectus, 18,285,092 shares of common stock are outstanding, held by 180 holders of record. No shares of preferred stock are currently outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to preferred stock, holders of our common stock are entitled to receive dividends if and when declared by the Board of Directors. Subject to the prior rights of the holders, if any, of preferred shares, holders of common stock are entitled to share ratably in any distribution of our assets upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors, without approval of the stockholders, are authorized to designate series of preferred stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the common stock.

As of the date of this prospectus, there are no outstanding shares of preferred stock of any series.

Warrants

We have 160,000 private warrants currently outstanding entitling the registered holder to purchase one share of common stock at $1.50 per share and 1,111,963 private warrants currently outstanding entitling the registered holder to purchase one share of common stock at $3.60 per share.

In connection with the transaction with Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P., we issued to Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P. warrants to purchase up to 160,000 shares of our common stock on July 29, 2010. The warrants terminate five years after issuance and are exercisable for $1.50 per share of our common stock according to the amendment with Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P., which was completed on March 30, 2012. The warrants are exercisable on a cashless basis at the option of Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P. The warrants have standard anti-dilution protection upon a distribution of dividends or a reclassification of Cyalume’s common stock in connection with the issuance of the warrants. The agreement provides that Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P. will be entitled to demand and piggyback registration rights.

On April 2, 2012, in connection with a Management Services Agreement with East Shore Ventures, LLC, we issued East Shore Ventures, LLC warrants to purchase up to 1,111,963 shares of our common stock, which vest in five equal installments on the anniversary date of the agreement. The agreement provided that options exercisable for an aggregate of up to 141,333 shares will not vest on such anniversaries unless, and until, a proportional number of shares underlying the warrants issued to Granite Creek FlexCap I, L.P. and/or Patriot Capital II, LP are exercised. The warrants terminate ten years after issuance and are exercisable for $3.60. The warrants are exercisable on a cashless basis at the option of East Shore Ventures, LLC. The warrants have standard anti-dilution protection upon a distribution of dividends or a reclassification of Cyalume’s common stock in connection with the issuance of the warrants. The agreement provides that East Shore Ventures, LLC will be entitled to demand and piggyback registration rights.

Unissued Shares of Capital Stock

Common Stock.   As of April 25, 2012, we had 18,285,092 shares of common stock outstanding and 31,714,908 authorized and unissued common stock were available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

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Preferred Stock. Our Fifth Amended and Restated Certificate of Incorporation grants the Board of Directors the authority, without any further vote or action by stockholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the common stock at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of common stock.

Limitation of Liability of Directors and Officers

Our Fifth Amended and Restated Certificate of Incorporation provides that no Director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent this limitation or exemption is not permitted by the Delaware General Corporation Law. As currently enacted, the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a Director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability for: (i) any breach of the Director’s duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the Director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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The principal effect of this provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed above applies. This provision, however, does not eliminate or limit liability arising under federal securities laws. Our charter does not eliminate the fiduciary duties of our directors. The inclusion of this provision in our charter may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us or our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of his or her fiduciary duties.

The Delaware General Corporation Law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation (commonly known as ‘‘derivative suits’’), except that indemnification in such a case may only extend to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our charter and, with regard to our officers, our bylaws, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Under these provisions and subject to the Delaware General Corporation Law, we are required to indemnify our directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with us or another entity that the director or officer serves as a director, officer, employee or agent at our request, subject to various conditions, and to advance funds to the our directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest. The bylaws also specifically authorize us to maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of us, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities.

Change of Control Provisions

A number of provisions in our charter and bylaws and under Delaware law may make it more difficult to acquire control of us. These provisions may have the effect of delaying, deferring, discouraging, preventing or rendering more difficult a future takeover attempt which is not approved by our Board of Directors, but which individual stockholders may deem to be in their best interests or in which they may receive a substantial premium over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions may also adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	Enhance the likelihood of continuity and stability in the Board of Directors;
•	Discourage some types of transactions that may involve an actual or threatened change in control;
•	Discourage certain tactics that may be used in proxy fights;
•	Ensure that the Board of Directors will have sufficient time to act in our best interest and the best interest of our stockholders; and
•	Encourage persons seeking to acquire control to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock, warrants and units is American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, NY 10038, (718) 921-8124.

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SHARES ELIGIBLE FOR FUTURE SALE

As of April 25, 2012, we had 18,285,092 shares outstanding. Of these shares, 9,315,645 are restricted under the Securities Act of 1933, as amended (the “Securities Act”) and 8,969,447 are freely tradable without restriction or further registration under the Securities Act.

Our Board of Directors adopted the Cyalume Technologies Holdings, Inc. 2009 Omnibus Securities and Incentive Plan (the “Plan”). Under the Plan, two million shares have been reserved for potential issuance as incentives to certain employees and non-employees. Subsequent to approval by shareholders at the 2009 Annual Meeting of Shareholders, we filed Form S-8 with the SEC to register the shares under the Plan. Issuance of shares under the Plan will not provide capital and will cause dilution of earnings per share. Under the Plan, we are authorized to issue up to two million shares of common stock, of which 197,419 shares are available for future awards as of April 25, 2012.

In connection with a subordinated, convertible debt financing with Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P., we issued Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P. warrants to purchase up to 160,000 shares of our common stock on July 29, 2010. The warrants terminate five years after issuance and are exercisable for $1.50 per share of our common stock. The warrants contain provisions for cashless exercise and standard anti-dilution protection upon a distribution of dividends or a reclassification of our common stock in connection with the issuance of the warrants.

In connection with a management services agreement with East Shore Ventures, LLC, we issued East Shore Ventures, LLC warrants to purchase up to 1,111,963 shares of our common stock on April 2, 2012. The warrants vest in five equal installments on the anniversary date of the agreement, terminate ten years after issuance and are exercisable for $3.60 per share of our common stock. The warrants contain provisions for cashless exercise and standard anti-dilution protection upon a distribution of dividends or a reclassification of our common stock in connection with the issuance of the warrants.

Therefore, there will be an aggregate of 1,271,963 shares that may be issued in the future upon exercise of outstanding warrants, consisting of 160,000 warrants issued to Granite Creek Flexcap I, L.P. and Patriot Capital II, L.P and 1,111,963 warrants issued to East Shore Ventures, LLC.

Rule 144 . Rule 144 is unavailable for the resale of restricted securities initially issued by a ‘‘blank-check’’ or ‘‘shell’’ company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a ‘‘blank-check’’ or ‘‘shell’’ company;
•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•

has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

•	has filed certain information with the SEC (‘‘Form 10 information’’) reflecting that it is no longer a ‘‘blank-check’’ or ‘‘shell’’ company may, after one year has elapsed from the filing of the ‘‘Form 10 information,’’ within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:
•	1% of the total number of ordinary shares then outstanding; or
•

for securities trading on a national securities exchange, the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about us, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

As of April 25, 2012, 17,438,737 shares of our common stock were eligible for resale pursuant to Rule 144.

We can make no prediction about the effect that market sales of our common stock or the availability for sale of our common stock will have on its market price. Sales of substantial amounts of common stock in the public market could adversely affect the market price for our securities and could impair our future ability to raise capital through the sale of common stock or securities linked to it.

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LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, successor to the practice of CCR LLP and independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to the shares to be sold in this offering. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov  which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

44

INDEX TO FINANCIAL STATEMENTS

Cyalume Technologies Holdings, Inc.

Years ended December 31, 2011 and 2010

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Cyalume Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Cyalume Technologies Holdings, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the year then ended. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. The consolidated financial statements of the Company as of and for the year ended December 31, 2010 were audited by CCR LLP. We have since succeeded to the practice of such firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyalume Technologies Holdings, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Glastonbury, Connecticut

April 16, 2012

F-2

Cyalume Technologies Holdings, Inc.

Consolidated Statements of Income

(in thousands, except shares and per share information)

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2011	2010
Revenues	$34,703	$38,024
Cost of goods sold	18,568	18,857
Gross profit	16,135	19,167

Other expenses (income):
Sales and marketing	4,402	3,471
General and administrative	6,135	5,520
Research and development	1,888	1,663
Interest expense, net	2,330	2,559
Interest expense – related party	43	66
Amortization of intangible assets	1,805	1,794
Other income, net	(430)	(184)
Total other expenses	16,173	14,889

Income (loss) before income taxes	(38)	4,278
Provision for (benefit from) income taxes	(365)	1,665
Net income	$327	$2,613

Net income per common share:
Basic	$.02	$.17
Diluted	$.02	$.15

Weighted average shares used to compute net income per common share:
Basic	16,911,103	15,483,243
Diluted	18,470,638	16,806,275

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Cyalume Technologies Holdings, Inc.

Consolidated Balance Sheets

(in thousands, except shares and per share information)

	December 31,	December 31,
	2011	2010
Assets
Current assets:
Cash	$2,951	$4,086
Accounts receivable, net of allowance for doubtful accounts of $206 and $62, respectively	3,339	1,925
Inventories	11,393	9,920
Income taxes refundable	38	—
Deferred income taxes	386	931
Prepaid expenses and other current assets	559	429
Total current assets	18,666	17,291

Property, plant and equipment, net	10,417	8,509
Goodwill	55,329	51,244
Other intangible assets, net	22,007	20,912
Due from related party	3,721	—
Restricted cash	600	—
Other noncurrent assets	154	286
Total assets	$110,894	$98,242

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of notes payable	$1,592	$1,453
Accounts payable	1,948	2,185
Accrued expenses	2,179	2,362
Notes payable to related party	250	—
Current portion of capital lease obligation	43	—
Income tax payable	—	700
Total current liabilities	6,012	6,700

Notes payable, net of current portion	18,975	22,715
Notes payable due to related parties, net of current portion	—	1,131
Line of credit due to related party	755	—
Deferred income taxes	7,145	8,147
Contingent consideration	3,699	—
Derivatives	273	365
Asset retirement obligation	175	166
Capital lease obligation, net of current portion	30	—
Contingent legal obligation	3,627	—
Total liabilities	40,691	39,224

Commitments and contingencies	—	—

Stockholders' equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 18,311,228 and 15,748,570 issued and outstanding, respectively	18	16
Additional paid-in capital	100,334	89,452
Accumulated deficit	(29,453)	(29,780)
Accumulated other comprehensive loss	(696)	(670)
Total stockholders’ equity	70,203	59,018
Total liabilities and stockholders' equity	$110,894	$98,242

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Cyalume Technologies Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

(in thousands, except shares)

					Accumulated
	Common Stock		Additional		Other	Total
	Number		Paid-In	Accumulated	Comprehensive	Stockholders’	Comprehensive
	of Shares	Amount	Capital	Deficit	Loss	Equity	Income
Balance at December 31, 2009	15,405,570	$15	$87,926	$(32,393)	$(16)	$55,532
Share-based compensation expense	298,000	—	1,181	—	—	1,181	$—
Common stock issued to settle payable to related party	45,000	1	145	—	—	146	—
Warrants issued in conjunction with convertible debt	—	—	200	—	—	200	—
Foreign currency translation adjustments	—	—	—	—	(486)	(486)	(486)
Unrealized loss on cash flow hedges, net of taxes of $100	—	—	—	—	(168)	(168)	(168)
Net income	—	—	—	2,613	—	2,613	2,613
Comprehensive income	—	—	—	—	—	—	$1,959
Balance at December 31, 2010	15,748,570	$16	$89,452	$(29,780)	$(670)	$59,018

Shares issued – private placement	871,823	1	3,431	—	—	3,432	—
Shares issued – cashless option exercise	450	—	—	—	—	—	—
Shares issued – cashless warrant exercise	6,060	—	—	—	—	—	—
Shares issued – extinguishment of notes payable	483,046	—	2,212	—	—	2,212	—
Shares issued – extinguishment of notes payable to related party	253,288	—	1,160	—	—	1,160	—
Shares issued – business combinations	846,355	1	2,999	—	—	3,000	—
Repurchase and retirement of common stock	(28,114)	—	(134)	—	—	(134)	—
Share-based compensation expense	129,750	—	1,207	—	—	1,207	—
Adjustment to the accounting for warrants issued in July 2010 in conjunction with issuance of subordinated term loan	—	—	7	—	—	7	—
Foreign currency translation adjustments	—	—	—	—	(67)	(67)	(67)
Unrealized gain on cash flow hedges, net of taxes of $(23)	—	—	—	—	41	41	41
Net income	—	—		327	—	327	327
Comprehensive income	—	—	—	—	—	—	$301
Balance at December 31, 2011	18,311,228	$18	$100,334	$(29,453)	$(696)	$70,203

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Cyalume Technologies Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2011	2010
Cash flows from operating activities:
Net income	$327	$2,613
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,150	833
Amortization	2,281	2,142
(Benefit from) provision for deferred income taxes	(1,267)	948
Stock-based compensation expense	1,207	1,181
Other non-cash expenses	304	315
Changes in operating assets and liabilities:
Accounts receivable	(1,115)	1,295
Inventories	(37)	(740)
Prepaid expenses and other current assets	(125)	2
Accounts payable and accrued liabilities	(1,008)	(561)
Restricted cash	150	—
Income taxes payable, net	(778)	976
Net cash provided by operating activities	1,089	9,004

Cash flows from investing activities:
Payments relating to business combinations, net of $222 cash acquired	(2,528)	—
Proceeds from disposal of long-lived assets	—	207
Purchases of long-lived assets	(1,323)	(1,626)
Net cash used in investing activities	(3,851)	(1,419)

Cash flows from financing activities:
Net repayment of line of credit	—	(3,200)
Proceeds from notes payable and warrants	—	7,942
Principal payments on notes payable	(1,753)	(9,890)
Payments to reacquire and retire common stock	(134)	—
Net payments of debt issue costs	—	(271)
Proceeds from issuance of common stock	3,432	—
Principal payments on capital lease obligations	(4)	—
Net cash provided by (used in) financing activities	1,541	(5,419)

Effect of exchange rate changes on cash	86	(83)
Net increase (decrease) in cash	(1,135)	2,083
Cash, beginning of period	4,086	2,003
Cash, end of period	$2,951	$4,086

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Cyalume Technologies Holdings, Inc.

Notes to Consolidated Financial Statements

1.	BACKGROUND AND DESCRIPTION OF BUSINESS

These consolidated financial statements and footnotes include the financial position and operations of Cyalume Technologies Holdings, Inc. (“Cyalume”), a holding company that is the sole shareholder of Cyalume Technologies, Inc. (“CTI”) and of Cyalume Specialty Products, Inc. (“CSP”). CTI is the sole shareholder of Cyalume Technologies, SAS (“CTSAS”), Cyalume Realty, Inc. (“CRI”) and Combat Training Solutions, Inc. (“CTS”).

CTI and CTSAS manufacture and sell chemiluminescent products and reflective and photoluminescent materials to military, ammunition, commercial and public safety markets. CTSAS is located in France and represents us in certain international markets, primarily Europe and the Middle East. CTI sells to customers in all other geographic markets. CTI’s and CTSAS’ business operations constitute the majority, based on revenues and assets, of our consolidated business operations.

CSP manufactures and sells high-performance specialty polymers and pharmaceutical products to customers predominantly in the pharmaceutical and military polymer markets. CSP’s operations are located in Bound Brook, New Jersey.

CRI owns land located in Colorado Springs, Colorado.

CTS provides its customers with realistic training simulation devices and their associated consumables. These products allow military and law enforcement professionals to maintain operational readiness through safe, live training and hands-on situational exercises.

The accompanying consolidated financial statements include the accounts of Cyalume, CTI, CSP, CTSAS, CRI and CTS and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2011 presentation.

Foreign Operations

The accounting records of CTSAS are maintained in Euros, their local and functional currency. Revenue and expense transactions are translated to U.S. dollars using the average exchange rate of the month in which the transaction took place. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect as of the balance sheet date. Equity transactions are translated to U.S. dollars using the exchange rate in effect as of the date of the equity transaction. Translation gains and losses are reported as a component of accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from transactions which are denominated in other than the functional currencies are reported as other income or loss in the statement of income in the period the gain or loss occurred.

Comprehensive Income

Comprehensive income accounts for changes in stockholders’ equity resulting from non-stockholder sources. All transactions that would cause comprehensive income to differ from net income have been recorded and disclosed and relate to (i) the translation of the accounts of our foreign subsidiary and (ii) the effective portion of activities designated as hedges for hedge accounting purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for certain items such as provisions for inventory, accounts receivable and deferred tax assets; assessing the carrying value of intangible assets including goodwill; determining the useful lives of property, plant and equipment and intangible assets; and in determining asset retirement obligations. Estimates are based on historical experience, where applicable, and assumptions that we believe are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

F-7

Accounts Receivable

Accounts receivable are recorded at the aggregate unpaid amount less any allowance for doubtful accounts. The allowance is based on historical bad debt experience and the specific identification of accounts deemed uncollectible. We determine an account receivable’s delinquency status based on its contractual terms. Interest is not charged on outstanding balances. Accounts are written-off only when all methods of recovery have been exhausted. We control credit risk through initial credit evaluations and approvals, credit limits, and monitoring procedures. We perform ongoing credit evaluations of customers, but do not require collateral to secure accounts receivable.

Inventories

Inventories are stated at the lower of cost (on a first-in first-out (“FIFO”) method) or net realizable value. The cost of inventory consists of raw material content, labor costs to produce the inventory and overhead costs incurred during production of the inventory. We periodically review the realizability of inventory. Provisions are recorded for potential obsolescence which requires management’s judgment. Conditions impacting the realizability of inventory could cause actual write-offs to be materially different than provisions for obsolescence.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of four to eight years for equipment and 30 years for buildings and improvements.

Goodwill

Goodwill is deemed to have an indefinite life and accordingly, is not subject to annual amortization. Goodwill is subject to annual impairment reviews as of August 31, and, if conditions warrant, interim reviews based upon its estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intangible Assets

Intangible assets are amortized over their estimated useful lives.  Costs associated with renewing or extending the terms associated with intangible assets are expensed as incurred.  Costs to third parties that are related to internally developing or successfully defending an intangible asset are capitalized as part of the intangible asset developed or defended and amortized over that asset’s useful life. Such costs to third parties that are related to patent applications that are ultimately rejected by the relevant government authority are expensed upon rejection. The useful lives used for amortization of intangible assets are as follows:

Useful lives
Patents and developed technologies	See (1)
Purchased customer relationships	9 – 13 years
Trademarks and trade names	(2)
Customer backlog	4 months
Non-compete agreements	5 years

(1)	Each patent has its own legal expiration date and therefore its own useful life. Generally, our patents’ legal lives begin when the related patent application is filed with the relevant government authority and ends 20 years thereafter. We begin amortizing patent costs incurred when the relevant government authority approves the related patent. Patents recorded as of December 31, 2011 will expire in years 2012 through 2031.

(2)	Trademarks and trade names of CTI are deemed to have an indefinite life and accordingly, are not subject to annual amortization. CTI’s trademarks and trade names are subject to annual impairment reviews as of August 31, and, if conditions warrant, interim reviews based upon their estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. Our annual impairment review as of August 31, 2011 indicated that no impairment of CTI’s trademarks or trade names had occurred. We expect to use CTS’ trademark for approximately two years as of December 31, 2011 and therefore the cost of CTS’ trademark will be amortized over that period.

F-8

Long-Lived Assets

Long-lived assets, such as intangible assets (except for trademarks and trade names) and property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value for the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written-down to its estimated fair value. To estimate that fair value, we will use the most appropriate valuation technique for the circumstances and for which sufficient data is available.

Impairment charges, if any, are recorded in the period in which the impairment is determined. In the event of an impairment charge, the identifiable assets’ post-impairment carrying value will continue to be amortized or depreciated over their useful lives and be reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. No impairment charges were recorded in the years ended December 31, 2011 and 2010.

Debt Issuance Costs

Costs paid to lenders to obtain financing are presented as discounts on the related debt and are amortized to interest expense over the term of the related financing, using the effective interest method (unless the financing is a line of credit, in which case the straight-line method is used). Such costs paid to third parties are presented as assets and are amortized to interest expense in the same manner as costs paid to lenders.

Derivatives

Derivatives are recorded at their fair value as of the balance sheet date. If a derivative qualifies for “hedge accounting” under U.S. GAAP and has been designated as a hedge by us, then we record the “effectively hedged” portion, as defined by U.S. GAAP, of changes in such derivatives’ fair value in accumulated other comprehensive loss, which is a component of our stockholders’ equity. We record (i) ineffectively hedged portions of such changes in fair value or (ii) changes in the fair value of derivatives not designated as a hedge in our consolidated statement of income in the period the change occurred. On the consolidated statement of cash flows, cash flows from derivative instruments accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Common Stock Purchase Warrants

Common stock purchase warrants issued and currently outstanding are recorded at their initial fair value and reported in stockholders’ equity as increases to additional paid-in capital. These warrants are reported as equity, rather than liabilities, since (i) the warrants may not be net-cash settled, (ii) the warrant contract limits the number of shares to be delivered in a net-share settlement and (iii) we have sufficient unissued common shares available to settle outstanding warrants. Subsequent changes in fair value from the warrants’ initial fair value are not recognized as long as the warrants continue to merit classification as equity.

Revenue Recognition

Revenue from the sale of products or the providing of services is recognized when the earnings process is complete, the amount of revenue can be determined, and the risks and rewards of ownership have transferred to the customer. Depending on the terms of the individual sales arrangement with our customer, product sales are recognized at either the shipping point or upon receipt by the customer. Costs and related expenses to manufacture the products are recorded as costs of goods sold when the related revenue is recognized.

We have several significant contracts providing for the sale of indefinite quantities of products at fixed per unit prices, subject to adjustment for certain economic factors. Revenue under these contracts is recognized when products ordered under the contracts are received by the customer. Whenever costs change, we review the pricing under these contracts to determine whether they require the sale of products at a loss. To date, we have no loss contracts which would require the accrual of future losses in the current financial statements.

Taxes Collected from Customers

Sales taxes collected from customers are not considered revenue and are included in accounts payable and accrued expenses until remitted to the taxing authorities.

F-9

Shipping and Handling Costs

Outbound shipping and handling costs are included in sales and marketing expenses in the accompanying consolidated statements of income. These costs were $449,000 and $411,000 for the years ended December 31, 2011 and 2010, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying consolidated statements of income. Advertising expense was $125,000 and $81,000 for the years ended December 31, 2011 and 2010, respectively.

Stock-Based Compensation

We incur stock-based compensation related to awards of common stock, restricted common stock and options to employees and non-employees. Those awards are measured at their fair value on the date the award is granted and are recognized in our consolidated financial statements over the period the grantee is required to provide services in exchange for the award. When recognized as an expense, the fair value of the award, less estimated forfeitures, is recognized on a straight-line basis over the award service period; if there is no such service period, then the entire fair value of the award is recognized as expense on the grant date. See Note 19 for further information regarding stock-based compensation awards and related valuation assumptions and expenses.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized when, based upon available evidence, realization of the assets is more likely than not.

In assessing the realization of long-term deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The realization of deferred income tax assets depends upon future taxable income in years before net operating loss carryforwards expire. We evaluate the recoverability of deferred income tax assets on a quarterly basis. If we determine that it is more likely than not that deferred income tax assets will not be recovered, we establish a valuation allowance against some or all deferred income tax assets.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

We classify interest on tax deficiencies as interest expense and income tax penalties as other miscellaneous expenses.

In February 2012, we completed an audit by the IRS of our tax returns for the years 2008 and 2009. There were no adjustments to those tax returns.

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common share equivalents consist of (i) shares issuable upon the exercise of warrants and options (using the “treasury stock” method), (ii) unvested restricted stock awards (using the “treasury stock” method) and (iii) shares issuable upon conversion of convertible notes using the “if-converted” method.

F-10

	Year Ended December 31,
	2011		2010
Basic:
Net income (in thousands)	$327		$2,613
Weighted average shares	16,911,103		15,483,243
Basic income per common share	$.02		$.17
Diluted:
Net income (in thousands)	$327		$2,613
Adjustments to net income assuming convertible notes payable are converted to common stock:
Reversal of interest expense on convertible notes payable (in thousands)	—	(1)	406
Write off of unamortized costs of issuing convertible notes payable (in thousands)	—		(854)
Adjustments’ estimated effect on provision for income taxes (in thousands)	—		274	(2)
Income available to common stockholders for diluted net income per common share (in thousands)	327		2,439
Weighted average shares	16,911,103		15,483,243
Effect of dilutive securities	1,559,535		1,323,032
Weighted average shares, as adjusted	18,470,638		16,806,275
Diluted income per common share	$.02		$.15

(1)	The 2011 calculation of diluted income per common share does not assume convertible notes are converted to common stock since the effect would be antidilutive.
(2)	Assumes an effective tax rate of approximately 39%.

The following potentially dilutive common share equivalents were excluded from the calculation of diluted net income per common share because their effect was antidilutive for each of the periods presented:

	Year Ended December 31,
	2011	2010
Options and warrants	4,979,088	6,420,756
Convertible notes payable	2,666,667	—

Segments

We only have one reportable segment as defined under U.S. GAAP.

Fair Value

Under U.S. GAAP, we are required to record certain financial assets and liabilities at fair value and may choose to record other financial assets and financial liabilities at fair value as well. Also under U.S. GAAP, we are required to record nonfinancial assets and liabilities at fair value due to events that may or may not recur in the future, such as an impairment event. When we are required to record such assets and liabilities at fair value, that fair value is estimated using an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. That fair value is determined based on significant inputs contained in a fair value hierarchy as follows:

Level 1	Quoted prices for identical assets or liabilities in active markets to which we have access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	Unobservable inputs for the asset or liability.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-11

There are three general valuation techniques that may be used to measure fair value, as described below:

Market Approach	Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources.

Cost Approach	Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Income Approach	Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Business Combinations

We use the “acquisition method” to account for all business combinations. All acquisitions are reviewed to determine if they constitute a “business” under U.S. GAAP. All identifiable assets and liabilities of an acquired business are recorded at their fair values as of the date we obtain control of the business. The fair values of identifiable assets and liabilities are estimated using a variety of approaches allowed under U.S. GAAP, including appraisals and present value techniques. Any excess of the consideration paid to acquire the business over the fair values of the acquired and identifiable assets and liabilities is recorded as goodwill. We determine the date we obtain control of a business to be the date on which we gain the ability to determine the direction of management and policies over that acquired business.

Recent Accounting Pronouncements

The following are recent accounting pronouncements that have affected our consolidated financial statements or may affect them in the future.

In September 2011, the Financial Accounting Standards Board (”FASB”) issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends ASC 350 Intangibles—Goodwill and Other. ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under ASU 2011-08, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances, such as financial performance, economic conditions and loss of key personnel, for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early application is permitted. We adopted ASU 2011-08 for our annual goodwill impairment test performed as of August 31, 2011 with no material impact on our financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amends ASC 220 Comprehensive Income. ASU 2011-05 requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 does not affect how earnings per share is calculated or presented. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. Early application is permitted. Because we currently present comprehensive income within our consolidated statement of changes in stockholders' equity and comprehensive income, we will need to change our presentation of comprehensive income upon adopting ASU 2011-05. In December 2011, certain guidance in ASU 2011-05 was deferred by Accounting Standards Update No. 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments of items out of accumulated other comprehensive income. Because we don’t expect any such reclassification adjustments, we do not anticipate that the adoption of ASU 2011-12 will have a material impact on our financial position or the results of our operations.

F-12

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amends ASC 820 Fair Value Measurement. ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Although ASU 2011-04 is not expected to have a significant effect on practice, it changes some fair value measurement principles and disclosure requirements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and must be applied prospectively. Early application is not permitted. We do not anticipate that the adoption of ASU 2011-04 will have a material impact on our financial position or the results of our operations.

3.	BUSINESS COMBINATIONS

Cyalume Specialty Products, Inc.

In 2011, Cyalume created a new, wholly owned subsidiary (Cyalume Specialty Products, Inc., or “CSP”) that, on August 31, 2011, entered into an Asset Purchase Agreement (“APA”) with JFC Technologies, LLC (“JFC”) and the stockholders of JFC. Pursuant to the APA, effective September 1, 2011, CSP acquired from JFC substantially all of its business assets and a portion of its liabilities for cash and 712,771 shares of Cyalume common stock plus other consideration that is contingent on future financial performance of CSP. In connection with entering into the APA, we entered into a registration rights agreement with the former stockholders of JFC pursuant to which we are required to file a registration statement by May 1, 2012 with the Securities and Exchange Commission registering these shares for resale. We will not incur any obligation to the former stockholders of JFC if these shares are not registered by May 1, 2012.

JFC was a leading researcher, developer and manufacturer of specialty chemicals with operations in Bound Brook, New Jersey. CSP’s acquisition of JFC’s business assets and liabilities is expected to augment our research, development and production capabilities. These operations offer a wide range of services that will accelerate the development and deployment of new chemical-light products by CTI and CTSAS and provide additional sources of revenues and business opportunities. We also believe that vertically integrating the chemical manufacturing process at a United States-based facility will allow us to more effectively manage our supply chain.

The purchase price consisted of (in thousands):

	Consideration		Cash Acquired	Cash Paid, Net of Cash Acquired
Cash	$2,500		$200	$2,300
712,771 shares of Cyalume common stock, at fair value	2,500
Contingent consideration, at fair value	1,573	(1)
Total consideration	$6,573

(1)	The contingent consideration liability has increased to $1,632,000 as of December 31, 2011.

The contingent consideration ranges from $0 to $7 million and is based on the financial performance of the acquired business during the combined calendar years 2012 and 2013, to be paid after calendar year 2013 when CSP’s financial performance is known. These payments, if any, will consist of a minimum of 30% cash and the remainder paid in Cyalume common stock. The cash-portion of the payment can be greater than 30% at our discretion. Up to $5 million of the contingent payment is based on CSP achieving the following average earnings before interest, taxes, depreciation and amortization (“EBITDA”) thresholds for the calendar years ending December 31, 2012 and 2013:

Average 2012 and 2013 EBITDA Thresholds	Contingent Payment
$1,300,000 +	$5,000,000
$1,100,000 - $1,299,999	$3,000,000 - $4,900,000
$1,000,000 - $1,099,999	$2,200,000 - $2,920,000
$900,000 - $999,999	$1,500,000 - $2,130,000
$800,000 - $899,999	$800,000 - $1,430,000
$700,000 – 799,999	$400,000 - $790,000

An additional payment of $2,000,000 is contingent upon CSP achieving average EBITDA of $1,800,000 for calendar years ending December 31, 2012 and 2013.

See Note 23 for a description of how we estimate the fair value of this contingent consideration on a recurring basis.

F-13

The preliminary allocation of the fair value of the assets acquired and liabilities assumed are as follows (all amounts in thousands):

Cash	$200
Restricted cash (1)	750
Accounts receivable (2)	359
Inventories	1,015
Other current assets	1
Property, plant and equipment	1,062
Patents	50
Customer backlog	140
Customer relationships	920
Non-compete agreements	160
Goodwill (3)	2,978
Total assets	7,635

Accounts payable	130
Accrued expenses	122
Customer prepayments	4
Line of credit (1)	750
Deferred tax liability	56
Total liabilities	1,062
Net assets	$6,573

(1)	The $750,000 line of credit, which is payable to one of the sellers, is secured by the $750,000 of restricted cash. The line of credit accrues interest at an annual rate of 2%, calculated quarterly, and this interest is added to the principal amount outstanding on the line of credit. If CSP’s net working capital, as defined in the APA, does not exceed certain amounts and other restrictions are not met, CSP may use all or a portion of the restricted cash for its general business purposes. The amount of restricted cash that CSP may use is determined as of the last day of every calendar-year quarter. On any such quarter end, the line of credit must be repaid by the amount CSP’s working capital, as defined in the APA, is greater than $1.5 million. Additionally, any remaining restricted cash balance in excess of $375,000 as of December 31, 2012 must be used to repay the line of credit. As of December 31, 2013, any remaining restricted cash balance must be repaid to the seller and the line of credit and accrued interest thereon must be repaid.

(2)	The gross contractual accounts receivable is $359,000, which equals the accounts receivables’ fair value of $359,000 since the contractual accounts receivable are expected to be collected.

(3)	Goodwill of $3.1 million is expected to be deductible for tax purposes. The amount of goodwill recorded under U.S. GAAP has not changed from the acquisition date through December 31, 2011. Goodwill resulted from this transaction because we believe the acquisition of JFC’s business assets and liabilities will augment our research, development and production capabilities. These operations offer a wide range of services that will accelerate the development and deployment of new chemical-light products by CTI and CTSAS and provide additional sources of revenues and business opportunities. We also believe that vertically integrating the chemical manufacturing process at a United States-based facility will allow us to more effectively manage our supply chain.

CSP’s revenues and net loss are included in our consolidated statements of income and total $1,933,000 and $44,000 since we acquired CSP.

Combat Training Solutions, Inc.

On December 22, 2011, CTI entered into a Stock Purchase Agreement (“SPA”) with Combat Training Solutions, Inc. (“CTS”) and the sole stockholder of CTS. CTS, based in Colorado Springs, Colorado, provides customers with realistic training simulation devices and their associated consumables. These products allow military and law enforcement professionals to maintain operational readiness through safe, live training and hands-on situational exercises. Pursuant to the SPA, CTI purchased all of the issued and outstanding capital stock of CTS.

In a related transaction on December 22, 2011, Cyalume Realty, Inc. (“CRI”), a subsidiary of CTI, purchased a piece of land located in Colorado Springs, Colorado.

F-14

The consideration consisted of:

	Consideration		Cash Acquired	Cash Paid, Net of Cash Acquired
Cash	$250		$22	$228
133,584 shares of Cyalume common stock, at fair value	500
Note payable	250	(1)
Contingent consideration, at fair value	2,067	(2)
Total consideration	$3,067

(1)	The note is payable in full to the seller of CTS on April 5, 2012 at 0% interest.
(2)	The contingent consideration liability is still $2,067,000 as of December 31, 2011

The contingent consideration ranges from $0 to $5.75 million and is based on the financial performance of the acquired business during the combined calendar years 2012 and 2013, to be paid after calendar year 2013 when CTS’ financial performance is known. Up to $5.5 million of the contingent payment is based on CTS achieving the following cumulative gross margin thresholds during the calendar years ending December 31, 2012 and 2013:

Cumulative 2012 and 2013 Gross Margin Thresholds	Contingent Payment (1)
$8,500,000 +	$5,500,000
$8,000,000 – $8,499,999	$5,000,000 - $5,425,000
$7,500,000 - $7,999,999	$4,250,000 - $4,925,000
$7,000,000 - $7,499,999	$3,500,000 - $4,175,000
$6,500,000 - $6,999,999	$2,750,000 - $3,425,000
$6,000,000 - $6,499,999	$2,000,000 - $2,675,000

(1)	These payments, if any, will consist of a minimum of 40% cash and the remainder paid in Cyalume common stock. The cash-portion of the payment can be greater than 40% at our discretion.

An additional payment of $250,000 in Cyalume common stock is contingent upon CTS achieving cumulative gross margin of $6,000,000 during calendar years ending December 31, 2012 and 2013.

See Note 23 for a description of how we estimate the fair value of this contingent consideration on a recurring basis.

The preliminary allocation of the fair value of the assets acquired and liabilities assumed are as follows (all amounts in thousands):

Cash	$22
Accounts receivable (1)	112
Inventories	529
Property, plant and equipment	842
Patents	410
Trade Names / Trademarks	90
Customer relationships	840
Non-compete agreements	140
Goodwill (2)	1,107
Total assets	4,092
Accounts payable	102
Accrued expenses	181
Deferred tax liability	742
Total liabilities	1,025
Net assets	$3,067

(1)	The gross contractual accounts receivable is $122,000, which is greater than the accounts receivables’ fair value of $112,000 due to $10,000 of contractual accounts receivable not expected to be collected.

(2)	Goodwill acquired is not expected to be deductible for tax purposes since CTS’ stock was acquired. The amount of goodwill recorded under U.S. GAAP has not changed from the acquisition date through December 31, 2011. Goodwill resulted from this transaction because we believe CTS augments our position in the non-explosive training and ammunition market and will allow us to develop new products with training and tactical applications.

CTS’ revenues and net loss are included in our consolidated statements of income and total $0 and $42,000 since we acquired CTS.

F-15

Pro Forma Information (unaudited)

The following unaudited pro forma financial summary is presented as if the acquisitions of CSP and CTS were completed as of January 1, 2010. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. The pro forma results for net income include adjustments for depreciation, intangible asset amortization, inventory step-up amortization and rent expense. The pro forma weighted average shares used to compute net income per common share (basic and diluted) differ from the weighted average shares used in the consolidated statements of income in order to reflect the 712,771 shares of Cyalume common stock issued for to acquire CSP and the 133,584 shares of Cyalume common stock issued for to acquire CTS as being issued on January 1, 2010.

	Twelve Months Ended December 31,
	2011	2010
Revenues (in thousands)	$42,594	$47,639
Net income (in thousands)	$1,496	$2,707
Net income per common share:
Basic	$.08	$.17
Diluted	$.08	$.15
Weighted average shares used to compute net income per common share:
Basic	17,757,458	16,329,598
Diluted	19,316,993	17,652,630

The nature and amount of pro forma adjustments directly attributable to the business combinations are as follows (in thousands):

	Twelve Months Ended December 31,
	2011	2010
Revenues, as reported (in thousands)	$34,703	$38,024
Pro forma adjustments:
CTS and CSP revenues prior to acquisition by Cyalume	7,891	9,615
Pro forma revenues	42,594	47,639

Net income, as reported (in thousands)	$327	$2,613
Pro forma adjustments:
CTS and CSP net income prior to acquisition by Cyalume	1,055	1,034
Effect of activities/assets/liabilities not acquired by Cyalume	365	(362)
Expensing of acquisition-date inventory fair value adjustment into cost of goods sold	73	(338)
Depreciation of property, plant and equipment acquired	(72)	244
Amortization of intangible assets acquired	(252)	(484)
Pro forma net income	$1,496	$2,707

4.	INVENTORIES

Inventories consist of the following (all amounts in thousands):

	2011	2010
Raw materials	$6,230	$5,469
Work-in-process	3,296	3,237
Finished goods	1,867	1,214
	$11,393	$9,920

F-16

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (all amounts in thousands):

	2011	2010
Value added taxes receivable	$100	$37
Prepaid expenses	332	268
Currency forward contracts	4	—
Debt issuance costs, current portion	120	111
Other	3	13
	$559	$429

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (all amounts in thousands):

	2011	2010
Land	$1,901	$1,279
Building and improvements	3,134	3,003
Machinery and equipment	7,992	5,710
	13,027	9,992
Less: accumulated depreciation	(2,610)	(1,483)
	$10,417	$8,509

During 2011, we entered into two leases that were accounted for as capital leases. At December 31, 2011, machinery and equipment includes $77,000 of assets recorded under capital leases. Accumulated amortization on those capital leases totaled $0 as of December 31, 2011. In 2011, amortization expense for those assets was $0.

7.	GOODWILL

Goodwill represents the excess of the cost of acquiring CTI and CTSAS in 2008 and CSP and CTS in 2011 over the net fair value assigned to the assets acquired and liabilities assumed in those acquisitions. Changes in the carrying amount of goodwill consist of the following (all amounts in thousands):

Balance on December 31, 2009	$51,244
Fiscal year 2010 changes	—
Balance on December 31, 2010	51,244
Goodwill acquired as part of the acquisition of CSP	2,978
Goodwill acquired as part of the acquisition of CTS	1,107
Balance on December 31, 2011	$55,329

We performed the first step of the traditional two-step process for assessing goodwill for impairment as of August 31, 2011. That first step of the two-step process requires a comparison of our estimated fair value versus our carrying (book) value per our consolidated financial statements. If our carrying value exceeded our fair value, further analysis (step 2 of the two-step process) would be required to determine the amount, if any, that our goodwill was impaired as of August 31, 2011. Step 1 of our analysis indicated that our fair value was significantly greater than our carrying value as of August 31, 2011, therefore step 2 of the goodwill impairment assessment was not required and our goodwill was not considered to be impaired. Further, we noted no events or circumstances that occurred subsequently to August 31, 2011 that indicated that goodwill impairment existed as of December 31, 2011.

F-17

8.	OTHER INTANGIBLE ASSETS

Intangible assets as of December 31, 2011 consist of the following (all amounts in thousands):

	Cost	Accumulated Amortization	Net Book Value
Developed technologies, including patents (1)	$13,608	$3,640	$9,968
Trademarks and trade names (2)	5,428	1	5,427
Purchased customer relationships (3)	9,465	3,142	6,323
Customer backlog (4)	140	140	—
Non-compete agreements (5)	300	11	289
	$28,941	$6,934	$22,007

(1)	Includes a patent obtained in the acquisition of CSP (see Note 3) with a cost of $50,000 that is expected to be fully amortized in August 2026. Also includes patents obtained in the acquisition of CTS (see Note 3) with a cost of $410,000 that is expected to be fully amortized in December 2021.
(2)	Includes a trade name obtained in the acquisition of CTS (see Note 3) with a cost of $90,000 that is expected to be fully amortized in December 2013.
(3)	Includes customer relationships obtained in the acquisition of CSP (see Note 3) with a cost of $920,000 that is expected to be fully amortized in December 2019. Also includes customer relationships obtained in the acquisition of CTS (see Note 3) with a cost of $840,000 that is expected to be fully amortized in December 2021.
(4)	Includes customer backlog obtained in the acquisition of CSP (see Note 3) with a cost of $140,000 that was fully amortized in December 2011.
(5)	Includes non-compete agreement obtained in the acquisition of CSP (see Note 3) with a cost of $160,000 that is expected to be fully amortized in August 2016. Also includes non-compete agreement obtained in the acquisition of CTS (see Note 3) with a cost of $140,000 that is expected to be fully amortized in December 2016.

Intangible assets as of December 31, 2010 consist of the following (all amounts in thousands):

	Cost	Accumulated Amortization	Net Book Value
Developed technologies, including patents	$12,972	$2,497	$10,475
Trademarks and trade names	5,332	—	5,332
Purchased customer relationships	7,753	2,648	5,105
Non-compete agreements	267	267	—
	$26,324	$5,412	$20,912

Except for the trade name obtained in the acquisition of CTS, trademarks and trade names have indefinite lives and therefore, they are not amortized. Trademarks can be renewed without substantial cost. On average, these non-amortized trademarks renew in approximately 3 years. If trademark and trade names are not renewed, then expected future cash flows associated with trademarks and trade names could be adversely affected.

Amortization of intangible assets was $1.8 million and $1.8 million for the years ended December 31, 2011 and 2010, respectively.

During 2011, we capitalized $5,000 and $175,000 of costs paid to third parties to create or defend trademarks and patents, respectively. We expect the patent-related costs to be amortized over approximately 20 years.

F-18

We do not consider any intangible assets to have residual value.

The future amortization expense relating to intangible assets for the next five years and beyond is estimated at December 31, 2011 to be (all amounts in thousands):

Year Ending December 31,
2012	$2,163
2013	2,162
2014	2,118
2015	2,118
2016	2,106
Thereafter	6,002
$16,669

9.	OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following (all amounts in thousands):

	2011	2010
Debt issuance costs, net	$154	$272
Other	—	14
	$154	$286

Debt issuance costs consist of unamortized costs paid to third parties to obtain senior debt, a line of credit and convertible notes that will be amortized to interest expense using the effective interest method through 2014. Amortization of current (see Note 5) and noncurrent capitalized debt issuance costs was $109,000 and $75,000 for the years ended December 31, 2011 and 2010, respectively.

The future amortization expense for each of the five succeeding years and beyond relating to current and noncurrent capitalized debt issuance costs is (all amounts in thousands):

Year Ending December 31,
2012 (1)	$120
2013	126
2014	28
2015	—
2016	—
$274

(1)	See Note 5 for the current portion of capitalized debt issuance costs of $120,000 expected to be amortized in 2012.

More information regarding the restricted cash and the related line of credit, which were a result of the acquisition of CSP, can be found in Note 3. The amount of restricted cash has been reduced from $750,000 as of the acquisition date to $600,000 as of December 31, 2011 due to our use of that cash for general business purposes as described in Note 3.

10.	ACCRUED EXPENSES

Accrued expenses consist of the following (all amounts in thousands):

	2011	2010
Payroll	$1,192	$1,600
Interest	187	166
Professional fees	328	148
Related party payable (1)	36	—
Other	436	448
	$2,179	$2,362

F-19

(1)	In conjunction with the acquisition of CTS, we agreed to assume CTS’ monthly lease and utility payments for building space that CTS leased from the seller. This building space is not utilized by us. We are required to pay these costs until the building is sold, but no later than December 2014. We estimate these monthly payments to be approximately $3,000 per month and we estimate the building will be sold in December 2012, therefore we have estimated the liability as of December 31, 2011 to be $36,000.

11.	LINES OF CREDIT

We have a line of credit with a maximum borrowing capacity of $5.0 million with TD Bank N.A. (“TD Bank”). The amount we may borrow from this line of credit is dependent mainly on accounts receivable and inventory balances. Interest is payable monthly and is determined, at our discretion, based on (i) the Prime Rate, plus a margin percentage that is based on financial performance (not to be less than 6% in total) or (ii) an adjusted LIBOR rate (subject to a 2% interest rate floor), plus a margin percentage that is based on financial performance. The line of credit’s interest rate at December 31, 2011 was 6.25%. The line of credit expires on December 19, 2012. This line of credit is subject to (i) the same restrictive covenants and (ii) the same collateral and guarantees as the senior debt Term Loan and the senior debt Real Estate Loan described in Note 12. At December 31, 2011 and 2010, there were no outstanding borrowings on this line of credit.

CTSAS has lines of credit with a combined maximum borrowing capacity of €1.3 million ($1.7 million as of December 31, 2011), under which there were no outstanding borrowings at December 31, 2011 and 2010. The lines’ interest rates are variable, based on the Euro Overnight Index Average and the 3-month Euro Interbank Offered Rate. The lines are collateralized by substantially all business assets of CTSAS. The lines have indefinite termination dates, but can be renegotiated periodically.

12.	NOTES PAYABLE

Outstanding notes payable consist of (all amounts in thousands):

	2011	2010
Senior Debt - Term Loan	$10,807	$12,435
Senior Debt - Real Estate Loan	1,929	2,054
Subordinated Term Loan	8,500	8,500
Note payable to Rodman & Renshaw	—	2,135
Total	21,236	25,124
Less: Unamortized debt issuance costs	(669)	(956)
Less: Current portion of notes payable, including current portion of unamortized debt issuance costs	(1,592)	(1,453)
Notes payable, net of current portion	$18,975	$22,715

Debt issuance costs will be amortized to interest expense using the effective interest method over the life of the loan.

Senior Debt

CTI has two loans payable to TD Bank, NA (“TD Bank”); a Term Loan and a Real Estate Loan, that were originally entered into on December 19, 2008, and which were amended and restated as of July 29, 2010.

The Term Loan was originally payable in monthly principal installments ranging from $319,000 to $468,000, plus monthly interest payments as described below, that commenced on February 1, 2009, plus a one-time principal payment of $3.0 million due on or before April 30, 2010. On July 29, 2010, in conjunction with the issuance of the Subordinated Term Loan (see discussion below) and the use of $7.2 million of the Subordinated Term Loan’s proceeds to reduce principal outstanding on the Term Loan, TD Bank modified the monthly principal installments to $148,000, beginning in February 2011, plus a one-time principal payment of $7.3 million due at maturity in December 2013.

F-20

Interest payments on 60% of the Term Loan’s principal balance are hedged using a pay-fixed, receive-variable interest rate swap to reduce exposure to changes in cash payments caused by changes in interest rates on the Term Loan. See Note 16 for details on the interest rate swap. Interest on the 60% interest rate-swapped portion of the Term Loan is payable monthly and determined based on 1-month LIBOR, plus a margin percentage that is based on financial performance. The total interest rate on the swapped portion of the Term Loan was 6.53% at December 31, 2011. Interest on the remaining 40% of the Term Loan is also payable monthly and is determined based on 1-month LIBOR (subject to a 2% interest rate floor) plus a margin percentage that is based on financial performance. At December 31, 2010, the total interest rate on the portion of the Term Loan that was not subject to an interest rate hedging relationship was 6.0%. The Term Loan is collateralized by all of the assets of CTI (except CTI’s equity interests in CTSAS, of which only 65% is collateral of the Term Loan) and is guaranteed by Cyalume. The Term Loan requires various restrictive financial and nonfinancial covenants, such as a maximum leverage ratio, debt service coverage ratio and limitations on capital expenditures and dividends, which we are in compliance with as of December 31, 2011.

Simultaneous with the $7.2 million repayment of a portion of the Term Loan in July 2010, our interest rate swaps (see Note 16) were modified to incorporate this repayment since it was not anticipated in the original swap agreement. This allows us to continue to assume that these hedges meet the criteria for the shortcut method for assessing hedge effectiveness; therefore, the hedge is assumed to still be 100% effective.

The Real Estate Loan was originally payable in monthly principal installments of $10,000, plus monthly interest payments as described below, that commenced on February 1, 2009, plus a one-time principal payment of $1.9 million at maturity (December 19, 2013). In July 2010, we made an unscheduled $207,000 principal payment, which reduced our one-time principal payment due at maturity in December 2013 to $1.7 million.

Interest payments on the Real Estate Loan principal balance are hedged using a pay-fixed, receive-variable interest rate swap to reduce exposure to changes in cash payments caused by changes in interest rates on the Real Estate Loan. See Note 16 for details on the interest rate swap. Interest is payable monthly and is determined based on 1-month LIBOR plus a margin percentage that is based on financial performance. The Real Estate Loan’s total interest rate at December 31, 2011 was 6.42%. The Real Estate Loan is secured by a mortgage of the real property (land and building) located in West Springfield, MA, and is guaranteed by Cyalume. The Real Estate Loan requires various restrictive financial and nonfinancial covenants, such as a maximum leverage ratio, debt service coverage ratio and limitations on capital expenditures and dividends, which we are in compliance with as of December 31, 2011.

The TD Bank line of credit described in Note 11, the Term Loan and the Real Estate Loan are senior in payment priority to all other notes payable and lines of credit.

Subordinated Term Loan

On July 29, 2010 we issued a Subordinated Term Loan of $8.5 million to Granite Creek Partners Agent, LLC (“Granite Creek”) that matures March 19, 2014. Interest is payable monthly beginning September 1, 2010 at a rate of 11% per annum. No principal payments are required until maturity. We have the right to prepay the loan in whole or in part at any time without penalty. The Subordinated Term Loan ranks junior to all debt held by TD Bank, N.A. but senior to all other remaining long-term debt including existing and future subordinated debt. The Subordinated Term Loan is convertible at any time by Granite Creek into 2,666,667 shares of common stock at a conversion price of approximately $3.19 per share. No portion of the Subordinated Term Loan has been converted to our common stock. Our common stock’s closing market price on December 31, 2011 was $3.75 per share; therefore the loan’s if-converted value of approximately $10 million exceeds their unpaid principal balance by $1.5 million as of December 31, 2011. We determined that the convertible notes’ conversion feature was not a beneficial conversion feature under U.S. GAAP.

Simultaneous with the issuance of the Subordinated Term Loan, we issued warrants to repay certain costs of obtaining the convertible notes. The warrants have a five-year term and allow the holder to purchase 160,000 shares of common stock at $2 per share through July 29, 2015. In accordance with U.S. GAAP, we allocated a portion of the $8.5 million gross proceeds from the issuance of the loan to the warrants based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants ($207,000) was recorded as a debt discount and an increase to additional paid-in capital on our consolidated balance sheet. The $207,000 debt discount is being amortized to interest expense using the effective interest method over the life of the convertible notes.

As of December 31, 2011, the carrying value of the Subordinated Term Loan was approximately $7.9 million, computed as follows (all amounts in thousands):

	2011	2010
Principal amount of loan	$8,500	$8,500
Less: unamortized debt issuance costs	(635)	(858)
	$7,865	$7,642

F-21

Interest costs for the Subordinated Term Loan are as follows (all amounts in thousands):

	2011	2010
Contractual interest coupon rate	$948	$390
Amortization of related debt issuance costs	225	81
Total interest recognized	$1,173	$471
Effective interest rate	15.1%	14.2%

Simultaneous with the issuance of the convertible notes in 2010, we amended our management agreement with Selway Capital, LLC (see Note 18).

Other Subordinated Third-Party Debt

We had a note payable that was entered into in December 2008 with Rodman & Renshaw, LLC (“Rodman”). Principal and accrued interest payable on this note payable totaled approximately $2.2 million as of June 30, 2011. On June 30, 2011, we entered into a securities exchange agreement with Rodman in which Rodman agreed to accept, subject to certain conditions being met, 483,046 shares of our common stock as payment in full of all principal and accrued interest on this note. The transaction closed in July 2011.

Future Minimum Payments

As of December 31, 2011, future minimum payments due for notes payable for each of the five succeeding years and beyond are as follows (all amounts in thousands):

Year Ending December 31,
2012	$1,901
2013	10,835
2014	8,500
2015	—
2016	—
Thereafter	—
$21,236

Amortization of the debt discount was $294,000 and $273,000 for the years ended December 31, 2011 and 2010, respectively.

13.	FINANCING ARRANGEMENTS WITH RELATED PARTIES

We had notes payable to three stockholders (Messrs. Winston Churchill, Thomas Rebar and Wayne Weisman, partners of SCP Private Equity Management Company, LLC (“SCP”)). SCP also owns stock in Cyalume and three Directors are members of SCP. Principal and accrued interest payable on these notes payable totaled approximately $1.2 million as of July 7, 2011. On July 7, 2011, these stockholders each entered into a securities exchange agreement in which they agreed to accept, subject to certain conditions being met, an aggregate of 253,288 shares of our common stock as payment in full of all principal and accrued interest on these notes. These transactions closed in July 2011.

In 2011, we incurred a $750,000 line of credit in conjunction with the acquisition of CSP. See Note 3 for more information regarding this line of credit, principal and accrued interest on which totals approximately $755,000 as of December 31, 2011. The lender is a related party due to the lender being our employee and a stockholder.

In 2011, we incurred a $250,000 note payable in conjunction with the acquisition of CTS. See Note 3 for more information regarding this note, principal and accrued interest on which totals approximately $250,000 as of December 31, 2011. The lender is a related party due to the lender being our employee and a stockholder.

14.	CAPITAL LEASE OBLIGATIONS

During 2011, we entered into two leases that were accounted for as capital leases. As of December 31, 2011, future minimum lease payments under capital leases together with the present value of the net minimum lease payments were as follows (all amounts in thousands):

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Year Ending December 31,
2012	$63
2013	17
2014	17
2015	—
2016	—
Thereafter	—
Total minimum lease payments	97
Less: estimated executory costs included in total minimum lease payments	(5)
Net minimum lease payments	92
Less: amount representing interest	(19)
Present value of net minimum lease payments	$73

Of the $73,000 capital lease obligation, $43,000 is expected to be repaid before December 31, 2012.

15.	INCOME TAXES

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2011	2010
Domestic	$(2,623)	$2,054
Foreign	2,585	2,224
	$(38)	$4,278

Provision for (benefit from) income taxes consisted of the following (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Current:
Federal	$—	$—
State	—	—
Foreign	902	717
Deferred:
Federal	(1,235)	648
State	31	384
Foreign	(63)	(84)
Provision for (benefit from) income taxes	$(365)	$1,665

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal sources of these differences relate to the carrying value of identified intangible assets, inventories, fixed asset, certain accruals and reserves.

Deferred income tax assets and liabilities consist of the following (all amounts in thousands):

	December 31, 2011		December 31, 2010
	Current	Non-current	Current	Non-current
Deferred tax assets:
Federal	$726	$6,777	$1,575	$5,259
State	511	200	495	346
Foreign	36	11	—	—
Less: valuation allowance (1)	—	(3,874)	—	(4,062)
	1,273	3,114	2,070	1,543
Deferred tax liabilities:
Federal	(658)	(7,694)	(887)	(7,196)
State	(171)	(1,986)	(235)	(1,841)
Foreign	(58)	(579)	(17)	(653)
	(887)	(10,259)	(1,139)	(9,690)
Deferred tax assets (liabilities)	$386	$(7,145)	$931	$(8,147)

(1)	During 2011, we reduced the valuation allowance from $4.1 million to $3.9 million due to the expected use of foreign tax credits in the near term.

F-23

Principal components of our net liability representing deferred income tax balances are as follows (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Intangible assets	$(6,760)	$(7,852)
Property, plant and equipment	(837)	(621)
U.S. loss carryforwards and tax credits, net (1)	1,063	2,024
Subsidiary income (2)	(1,554)	(2,044)
Stock-based compensation expense	655	433
Reserves, accruals and other	588	718
Interest rate swaps	86	126
	$(6,759)	$(7,216)

(1)	U.S. net operating loss carryforwards expire in 2025 through 2029. The realization of these assets is based on estimates of future taxable income.

(2)	A deferred tax liability has been recorded for income taxes which may become payable upon distribution of earnings of CTSAS, our French subsidiary. The estimated amount of tax that might be payable with regard to any distribution of foreign subsidiary earnings is reported net of foreign taxes paid, which are creditable against our domestic tax liability. We do not permanently reinvest our foreign subsidiary’s earnings. We continually evaluate our assertion; if our foreign business needs change, so may our assertion.

Income taxes computed using the federal statutory income tax rate differ from our effective tax rate primarily due to the following (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Provision for federal income taxes expected at 34% statutory rate	$(13)	$1,455
Increase (reduction) resulting from:
Tax on global activities	(29)	143
State income taxes, less federal income tax benefit	15	390
Change in valuation account (1)	(188)	(1,977)
Change in prior year undistributed earnings of CTSAS (1)	—	1,399
Prior year true up	(141)	185
Other	(9)	70
Provision for (benefit from) income taxes	$(365)	$1,665

(1)	Included in the change in the valuation account in 2010 is an amount associated with the change in prior year undistributed earnings of CTSAS of $1,901.

16.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives held by us as of December 31, 2011 consist of the following (all amounts in thousands):

Derivative Instrument	Balance Sheet Location	Fair Value
Currency forward contracts	Prepaid expenses and other current assets	$4
Interest rate swaps	Derivatives (noncurrent liabilities)	(273)

Derivatives held by us as of December 31, 2010 consist of the following (all amounts in thousands):

Derivative Instrument	Balance Sheet Location	Fair Value
Currency forward contracts	Derivatives (noncurrent liabilities)	$(28)
Interest rate swaps	Derivatives (noncurrent liabilities)	(337)

Currency Forward Contracts

CTSAS’ functional currency is the Euro. Periodically, CTSAS purchases inventory from CTI, which requires payment in U.S. dollars. Beginning in 2009, and only under certain circumstances, we use currency forward contracts to mitigate CTSAS’ exposure to changes in the Euro-to-U.S. dollar exchange rate upon payment of these inventory purchases. Such currency forward contracts typically have durations of less than six months. We report these currency forward contracts at their fair value. This relationship has not been designated as a hedge and therefore all changes in these currency forward contracts’ fair value are recorded in other income, net on our consolidated statement of income. We held one such currency forward contracts at December 31, 2011 and two such currency forward contracts at December 31, 2010. See Note 23 for a description of how we estimate the fair value of these contracts.

F-24

Interest Rate Swaps

In December 2008, we entered into two pay-fixed, receive-variable, interest rate swaps to reduce exposure to changes in cash payments caused by changes in interest rates on the Term Loan and the Real Estate Loan. Both relationships are designated as cash flow hedges and meet the criteria for the shortcut method for assessing hedge effectiveness; therefore, the hedge is assumed to be 100% effective and all changes in the fair value of the interest rate swaps are recorded in comprehensive income. See Note 19 for a description of changes in accumulated other comprehensive loss due to derivatives and hedging activities. Such changes were due to unrealized gains and losses on the interest rate swaps. These unrealized gains and losses must be reclassified in whole or in part into earnings if, and when, a comparison of the swap(s) and the related hedged cash flows demonstrates that the shortcut method is no longer applicable. We expect these hedges to meet the criteria of the shortcut method for the duration of the hedging relationship, which ends upon maturity of the Term Loan and Real Estate Loan, and therefore we do not expect to reclassify any portion of these unrealized losses from accumulated other comprehensive loss to earnings in the future. See Note 23 for a description of how we estimate the fair value of these swaps.

Effect of Derivatives on Statement of Income

The effect of derivative instruments (a) designated as cash flow hedges and (b) not designated as hedging instruments on our consolidated statement of income for year ended December 31, 2011 was as follows (all amounts in thousands):

	Gain (Loss)	Gain (Loss)	Gain (Loss)
	In AOCL (1)	Reclassified (2)	in Earnings (3)
Derivatives designated as cash flow hedges:
Interest rate swaps, net of taxes of $(23)	$41	$—	$—
Derivatives not designated as hedging instruments:
Currency forward contracts	$—	$—	$32

(1)	Amount recognized in accumulated other comprehensive loss (AOCL) (effective portion and net of taxes) during 2011.
(2)	Amount of gain (loss) originally recorded in AOCL but reclassified from AOCL into earnings during 2011.
(3)	Amount of gain (loss) recognized in earnings on the derivative (ineffective portion and amount excluded from effectiveness testing) reported in other income, net during 2011.

The effect of derivative instruments (a) designated as cash flow hedges and (b) not designated as hedging instruments on our consolidated statement of income for year ended December 31, 2010 was as follows (all amounts in thousands):

	Gain (Loss)	Gain (Loss)	Gain (Loss)
	In AOCL (1)	Reclassified (2)	in Earnings (3)
Derivatives designated as cash flow hedges:
Interest rate swaps, net of taxes of $100	$(168)	$—	$—
Derivatives not designated as hedging instruments:
Currency forward contracts	$—	$—	$(50)

(1)	Amount recognized in accumulated other comprehensive loss (AOCL) (effective portion and net of taxes) during 2010.
(2)	Amount of gain (loss) originally recorded in AOCL but reclassified from AOCL into earnings during 2010.
(3)	Amount of gain (loss) recognized in earnings on the derivative (ineffective portion and amount excluded from effectiveness testing) reported in other income, net during 2010.

17.	ASSET RETIREMENT OBLIGATION

We have an obligation to remediate certain known occurrences of asbestos at our manufacturing facility in West Springfield, Massachusetts. The significant assumptions used to estimate the obligation are:

Annual inflation rate	5.54%
Credit-adjusted risk-free rate	5.37%
Initial estimated remediation costs (undiscounted and not adjusted for inflation)	$200,000 ($41,000 paid in 2007)
Estimated remediation completion date	December 19, 2038
Estimated remediation cost on December 19, 2038	$720,000

F-25

The following is a reconciliation of the beginning and ending aggregate carrying amounts of the asset retirement obligation for the years ended December 31, 2011 and 2010 (all amounts in thousands):

	Year Ended December 31,
	2011		2010
Balance, beginning	$166		$158
Additional liabilities incurred	—		—
Liabilities settled	—		—
Accretion expense	9		8
Revisions in estimated cash flows	—		—
Balance, ending	$175	(1)	$166

(1)	The difference between the $175,000 liability as of December 31, 2011 and the estimated undiscounted future payments of $720,000 is estimated inflation between December 31, 2011 and December 19, 2038.

Accretion expense on the asset retirement obligation is included in general and administrative expenses in the accompanying consolidated statements of income.

18.	COMMITMENTS AND CONTINGENCIES

Contingent Consideration

See Note 3 for a description of contingent consideration liabilities resulting from our 2011 acquisitions of CSP and CTS. See Note 23 for an estimate of the fair values of those liabilities and a description of how we estimate those fair values.

Operating Leases

We lease certain equipment, automobiles and other assets under cancelable and non-cancelable operating leases. Expenses associated with these leases totaled $171,000 and $37,000 in 2011 and 2010, respectively.

Included in these leases is a market-based, related-party lease which CSP assumed in conjunction with the business combination discussed in Note 3. CSP entered into the lease with an entity controlled by one of our stockholders for industrial-use property located in Bound Brook, New Jersey, U.S.A. The lease ends on August 31, 2016, with extension options available, and requires lease payments of $24,000 per month from September 1, 2011 through August 31, 2013; thereafter the monthly lease payments will be adjusted to reflect the changes of average cost per square foot as reported by Newmark Knight and Frank in their 2nd Quarter New Jersey Industrial Market Report, Average Asking Rate for Somerset County.

Future minimum lease payments under non-cancelable lease obligations at December 31, 2011 are as follows (all amounts in thousands):

Year Ending December 31,
2012 (1)	$430
2013	363
2014	339
2015	310
2016	192
Thereafter	—
$1,634

(1)	Includes the estimated related-party lease payments of the $36,000 described in Note 10.

F-26

Legal

Civil Action No. 06-706 in Superior Court of the Commonwealth of Massachusetts

On January 23, 2006, before we owned CTI, the former owners of CTI (from whom we purchased CTI) (the “Former Owners”) acquired all of the outstanding capital stock of Omniglow Corporation (the “Transaction”) and changed the name of the company to Cyalume Technologies, Inc. Prior to, or substantially simultaneously with, the Transaction, CTI sold certain assets and liabilities related to Omniglow Corporation’s novelty and retail business to certain former Omniglow Corporation stockholders and management (“the Omniglow Buyers”). This was done because CTI sought to retain only the Omniglow Corporation assets and current liabilities associated with its government, military and safety business. During 2006, CTI and the Omniglow Buyers commenced litigation and arbitration proceedings against one another. Claims include breaches of a lease and breaches of various other agreements between CTI and the Omniglow Buyers. These proceedings are known as Civil Action No. 06-706 in Superior Court of the Commonwealth of Massachusetts.

On December 19, 2008, while Civil Action 06-706 was still unresolved, we acquired CTI (the “Acquisition”). According to the Stock Purchase Agreement between the Former Owners and us, the Former Owners retained the responsibility for paying for all costs and liabilities associated with Civil Action No. 06-706.

On July 18, 2011, CTI received an Order for Entry of Final Judgment in Civil Action No. 06-706 in which the Court awarded approximately $2.6 million in damages to Omniglow, LLC. Prejudgment interest at the rate of twelve (12%) percent per annum since the filing of the complaint in 2006 will accrue on approximately $1.3 million of the damages. The Court also awarded Omniglow, LLC reimbursement of attorney fees and costs of approximately $235,000, on which interest at the rate of twelve (12%) percent per annum will accrue beginning with the date of the final ruling.

Although we will appeal the final judgment, we have recorded a contingent legal obligation in the full amount of the final ruling (approximately $3.6 million) on our consolidated balance sheet as of December 31, 2011. Since the Former Owners (i) retained the responsibility for paying the costs and liabilities associated with Civil Action No. 06-706 and (ii) are related parties under U.S. GAAP due to their ownership interest in us and their membership on our board of directors, we have recorded approximately $3.7 million, which includes the $3.6 million contingent legal obligation and other costs we have incurred while litigating Civil Action No. 06-706, as due from related party on our consolidated balance sheet as of December 31, 2011. We believe that the related party receivable is collectible. CTI has filed motions for reconsideration and amendment of findings. In addition, CTI has prepared and will file an appeal of the final decision with the Massachusetts appellate court.

Complaint Regarding Failure to Deliver Warrants

On February 27, 2012, Raviv Shefet filed a complaint (Docket No. 3:12-cv-30040) in the Springfield, Massachusetts Federal District Court, alleging that we failed to deliver common stock warrants to Shefet on a timely basis for services rendered by Shefet prior to April 2008. Shefet seeks damages in an amount to be proven at trial and such other relief as the court deems just and equitable. Shefet claims damages could be as much as $0.9 million. On February 27, 2012, we received a Notice of a lawsuit and request to waive service of a summons from Shefet’s attorney. We have accepted the notice and have 60 days to respond to the complaint. We intend to vigorously defend this complaint. No accrual has been recorded for this matter since the amount of loss, if any, cannot be reasonably estimated. We do not believe the outcome of this matter will have a material effect on our financial results.

Management Agreement with Board Member

On October 1, 2009, we entered into a Management Agreement with Selway Capital, LLC (“Selway”) that provides for (but is not limited to) the following services to be performed by Selway on our behalf:

•	Strategic development and implementation as well as consultation to our chief executive officer on a regular basis as per his reasonable requests;
•	Identifying strategic partners with companies with which Selway has relationships and access. In this connection, Selway will focus on building partnerships with companies in Israel, Singapore, India and Europe. The focus will be on the expansion of our munitions business;
•	Advise and support us on our investor relations strategy;
•	Advise and support our future fund raising, including identifying sources of capital in the United States; and
•	Support our mergers and acquisitions strategy and play an active role in our due diligence and analysis.

F-27

The management agreement stipulates that these services would be performed by Yaron Eitan, an employee of Selway and a member of our Board of Directors, with assistance, as needed, from other employees of Selway. The management agreement expires on October 1, 2012 and can be terminated by either us or Selway upon 30-days written notice or upon our default in payment or Selway’s failure to perform services under the management agreement. Under the management agreement, we indemnified Selway and Selway indemnified us against certain losses that could have been incurred while carrying out its obligations under the management agreement. Per the management agreement and subsequent amendments thereto, Selway’s compensation for these services is currently $11,667 per month. We also reimburse Selway for costs incurred specifically on our behalf for these services.

On July 29, 2010 we amended our management agreement (the “Amended Management Agreement”) with Selway. Pursuant to the Amended Management Agreement, (i) the compensation payable to Selway was reduced from $41,667 to $11,667 per month and (ii) we issued to Selway 45,000 shares of common stock in full satisfaction of all accrued and unpaid liabilities (including all management fees) owed to Selway pursuant to the management agreement through July 2010. Those 45,000 shares were issued in July 2010. There is no provision for an additional bonus in the Amended Management Agreement. Other terms and conditions of the management agreement remained unchanged.

19.	STOCKHOLDERS’ EQUITY

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by our Board of Directors. No preferred stock was issued or outstanding as of December 31, 2011 or 2010.

Common Stock

We are authorized to issue 50,000,000 shares of common stock. Stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Other Equity Instruments

As of December 31, 2011, we had 3,254,256 common stock purchase warrants (“warrants”) outstanding that were not related to stock-based compensation, of which 2,975,506 were sold in a public offering, 160,000 were issued in 2010 in conjunction with the Subordinated Term Loan (see Note 12) and 118,750 were sold to a third party. Also outstanding at December 31, 2011 was an option to purchase up to a total of 731,250 units. Each unit consisted of one share of common stock and one common stock purchase warrant. All of these instruments were recorded as equity transactions.

Public Offering Warrants

On May 1, 2007 we sold 7,312,500 units in our initial public offering for $58.5 million, or $8.00 per unit. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share. These warrants expire April 25, 2012. These warrants are redeemable by us at a price of $0.01 per warrant upon a 30-day notice, only in the event that the last sales price of the common stock is at least $11.50 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the date on which notice of redemption is given. The common stock underlying the warrants has been registered under the Securities Act of 1933.

In 2011, 1,056,500 of these warrants were exercised on a cashless basis in exchange for 6,060 common shares. There were no warrants exercised in 2010.

Warrants Sold to a Third Party

On October 15, 2008, we sold 118,750 common stock purchase warrants and 593,750 shares of common stock for a combined price of $4.8 million. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share. These warrants expire on April 25, 2012 unless redeemed earlier.

F-28

Options to Purchase Units

In connection with our initial public offering on April 25, 2007, we sold to the representative of the underwriter an option to purchase up to a total of 731,250 units for $100. Each unit consists of one share of common stock and one common stock purchase warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.50 per share, which may be exercised on a cashless basis. This option is exercisable at $8.80 per unit upon the completion of an acquisition of a business (which occurred on December 19, 2008). This option expires five years from the date of our initial public offering (April 25, 2012). We accounted for this option as a cost of raising capital and have included the instrument as equity in the financial statements. Accordingly, there was no net impact on financial position or results of operations, except for the recording of the proceeds from the sale. We estimated, based upon a Black-Scholes model, that the fair value of the purchase option on the date of sale was $3.40 per unit (or $2.5 million in the aggregate), using an expected term of 5 years, volatility of 44%, and a risk-free rate of 5%.

Share-Based Compensation

On March 3, 2009, our Board of Directors adopted the Cyalume Technologies Holdings, Inc. 2009 Omnibus Securities and Incentive Plan (the “Plan”). The Plan was approved during our Annual Meeting of Stockholders on June 18, 2009. The purpose of the Plan is to benefit stockholders by assisting us in attracting, retaining and providing incentives to key management employees and non-employee directors of, and non-employee consultants to, Cyalume Technologies Holdings, Inc. and its subsidiaries, and to align the interests of such employees, non-employee directors and non-employee consultants with those of stockholders. Accordingly, the Plan provides for the granting of Distribution Equivalent Rights, Incentive Stock Options, Non-Qualified Stock Options, Performance Share Awards, Performance Unit Awards, Restricted Stock Awards, Stock Appreciation Rights, Tandem Stock Appreciation Rights, Unrestricted Stock Awards or any combination of the foregoing, as may be best suited to the circumstances of the particular employee, director or consultant as provided herein. Under the Plan, we are authorized to issue up to two million shares of common stock, of which 197,419 shares are available for future awards as of December 31, 2011. Awards under the Plan can impose various service periods and other terms upon the awardee, however the maximum term of options or similar instruments granted under the Plan is ten years.

During the years ended December 31, 2011 and 2010, total expense recorded for share-based compensation was $1.2 million and $1.2 million, respectively. The following presents how share-based expenses are included in our consolidated statements of income (in thousands):

	Year Ended December 31,
	2011		2010
Cost of goods sold	$100		$37
Sales and marketing	168		88
General and administrative	721		857
Research and development	218		199
	$1,207	(1)	$1,181	(2)

(1)	The related recognized tax benefit in our consolidated statement of income is $307,000.
(2)	The related recognized tax benefit in our consolidated statement of income is $341,000.

We do not currently possess any treasury shares, therefore any issuance of stock for any share-based compensation award is expected to be from new shares.

Stock Option and Warrant Awards

We use a Black-Scholes pricing model to value all stock options and warrants awarded as stock-based compensation. We estimated the expected term of the options and warrants awarded under stock-based compensation arrangements individually based on the estimated term of the award, the exercise price of the award, the estimated risk-free interest rate over the award’s estimated term, estimated annual dividend yield and the estimated volatility of our common stock over the award’s estimated term. Since our common stock did not have sufficient trading history that was representative of an operating company as of each award’s grant date, each award’s volatility assumption was derived using historical data of another public company operating in our industry. We believe the volatility estimate calculated from that company is a reasonable benchmark to use in estimating the expected volatility of our common stock; however, that estimated volatility may not necessarily be representative of the volatility of the underlying securities in the future. Our risk-free interest rate assumptions are based on U.S. Treasury securities issued with maturities similar to the expected terms of the awards. The fair value of each award is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for awards to employees and non-employees:

F-29

	2011	2010
Estimated term (years)	10	4.6 - 10
Risk-free interest rate	2.23 – 3.12%	1.81 – 3.77%
Estimated dividend yield	None	None
Volatility	29.92 – 30.16%	26.94 – 33.56%
Discount for post-vesting restrictions	None	None

Stock options and warrants awarded as of December 31, 2011 will generally vest in zero to 2 years. Options awarded to executive officers and other management typically are earned based on meeting Board-determined or CEO-determined performance goals unique to each award recipient and require continued employment over the vesting period. Options awarded to members of the Board of Directors typically vest on the grant date. Options and warrants awarded typically expire 10 years after the grant date.

Stock option and warrant activity related to share-based compensation is summarized as follows:

	Shares (in thousands)	Weighted Average Exercise Price
Outstanding at December 31, 2009	578	$4.32
Granted (1)	615	3.07
Exercised	—	—
Forfeited	(49)	3.65
Expired	—	—
Outstanding at December 31, 2010	1,144	3.75
Granted (2)	140	4.24
Exercised (3)	(2)	3.65
Forfeited	(11)	3.65
Expired	(105)	7.78
Outstanding at December 31, 2011	1,166	$3.44
Exercisable at December 31, 2011 (4)	923	3.37

(1)	The weighted-average grant-date fair value of awards granted was $1.56.
(2)	The weighted-average grant-date fair value of awards granted was $1.92.
(3)	The intrinsic value of awards exercised was $2,000. These options were exercised on a cashless basis, therefore no cash was received at exercise. The tax benefit realized from this exercise insignificant.
(4)	The aggregate intrinsic value of such awards exercisable at December 31, 2011 is $491,000. The weighted-average remaining contractual term of such awards is 7.12 years.

The following table summarizes information about stock options and warrants related to stock-based compensation that (i) are not subject to performance conditions and (ii) are vested or are expected to vest as of December 31, 2011:

				Options Outstanding		Options Exercisable
				Weighted
				Average	Weighted			Weighted
		Number		Remaining	Average	Number		Average
Range of		Outstanding		Contractual	Exercise	Exercisable		Exercise
Exercise Prices		(in thousands)		Term (Years)	Price	(in thousands)		Price
$0.00	$2.00	160		3.58	$2.00	160		$2.00
2.01	4.00	779		7.80	3.42	600		3.42
4.01	6.00	192		8.50	4.67	142		4.67
6.01	8.00	—		—	—	—		—
		1,131	(1)	7.32	$3.36	902	(2)	$3.36

(1)	The aggregate intrinsic value of these stock options and warrants is $549,000 as of December 31, 2011.
(2)	The aggregate intrinsic value of these stock options and warrants is $489,000 as of December 31, 2011. The weighted-average remaining contractual term for these options is 7.11 years as of December 31, 2011.

F-30

The following table summarizes information about stock options related to stock-based compensation that (i) are subject to performance conditions and (ii) are vested or are expected to vest as of December 31, 2011:

				Options Outstanding		Options Exercisable
Weighted
				Average	Weighted		Weighted
		Number		Remaining	Average	Number	Average
Range of		Outstanding		Contractual	Exercise	Exercisable	Exercise
Exercise Prices		(in thousands)		Term (Years)	Price	(in thousands)	Price
$2.01	$4.00	35	(1)	7.48	$3.65	21(2)	$3.65

(1)	The aggregate intrinsic value of these stock options is $3,500 as of December 31, 2011.
(2)	The aggregate intrinsic value of these stock options is $2,000 as of December 31, 2011. The weighted-average remaining contractual term for these options is 7.47 years as of December 31, 2011.

As of December 31, 2011, there was $306,000 of unrecognized compensation cost related to nonvested option awards which is expected to be recognized over a weighted-average period of 1.6 years.

Stock Awards

We value stock awards at the closing market price of the underlying shares on the trading day previous to the grant date, adjusted for expected forfeitures.

Nonvested restricted common stock related to stock-based compensation is summarized as follows:

	Shares (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	179	$3.43
Granted	252	3.59
Vested (1)	(106)	3.43
Forfeited	(1)	3.25
Outstanding at December 31, 2010	324	3.61
Granted	131	4.00
Vested (2)	(174)	3.48
Forfeited	(4)	3.25
Outstanding at December 31, 2011	277	$3.88

As of December 31, 2011, there are 116,000 stock awards that will vest upon fulfilling service conditions and 161,000 stock awards that will vest upon fulfilling performance conditions and service conditions.

(1)	The total fair value of restricted common stock awards that vested during 2010 was $371,000.
(2)	The total fair value of restricted common stock awards that vested during 2011 was $696,000

As of December 31, 2011, there was $533,000 of unrecognized compensation cost related to nonvested stock awards which is expected to be recognized over a weighted-average period of 1.75 years.

Accumulated Other Comprehensive Loss

The ending accumulated balances for each item in accumulated other comprehensive loss are as follows (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Foreign currency translation loss	$(526)	$(459)
Unrealized loss on cash flow hedges, net of taxes	(170)	(211)
	$(696)	$(670)

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Changes in accumulated other comprehensive loss due to derivative instruments and hedging activities are as follows (all amounts in thousands):

Balance, December 31, 2009	$(43)
Unrealized loss on interest rate swaps, net of taxes of $100	(168)
Unrealized losses (gains) reclassified to current period earnings	—
Balance, December 31, 2010	(211)
Unrealized gain on cash flow hedges, net of taxes of $(23)	41
Unrealized losses (gains) reclassified to current period earnings	—
Balance, December 31, 2011	$(170)

Changes in accumulated other comprehensive loss due to currency translation adjustments (all amounts in thousands):

Balance, December 31, 2009	$27
Adjustments due to translation of CTSAS financial statements from Euros into U.S. Dollars	(486)
Reclassifications to current period earnings	—
Balance, December 31, 2010	(459)
Adjustments due to translation of CTSAS financial statements from Euros into U.S. Dollars	(67)
Reclassifications to current period earnings	—
Balance, December 31, 2011	$(526)

20.	EMPLOYEE BENEFIT PLANS

The CTI Employee Savings and Retirement Plan (the “ESRP”), is intended to be qualified under Section 401(k) of the Internal Revenue Code. Employees of CTI, CTS and CSP who have reached the age of 18 are eligible for participation on the first entry date after three months of service. Entry dates are the first day of January, April, July and October. Employees may defer receiving compensation up to the maximum amount permitted under the Internal Revenue Code. Matching contributions to the ESRP equal (i) 3% of employee compensation plus (ii) 50% of the next 2% of employee compensation. For the years ended December 31, 2011 and 2010, employer matching contributions were $224,000 and $220,000, respectively.

21.	OTHER INCOME, NET

In 2011, we received approximately $470,000 from various companies for research and development work performed by us. Amounts received in 2010 were not significant.

22.	CONCENTRATIONS

Sales Concentrations

In 2011, 66% of our revenue was received from four customers. In 2010, 77% of our revenue was received from four customers.

Geographic Concentrations

We sell to customers located in the United States of America and in international market. Revenues to customers outside the United States represent 39% and 33% of net revenues for the years ended December 31, 2011 and 2010, respectively.

CTSAS’ operations are our only operations outside the United States of America. CTSAS’ net assets were $6,093,000 and $6,653,000 as of December 31, 2011 and 2010, respectively.

Concentrations of Credit Risk Arising from Financial Instruments

As of December 31, 2010, two customers combined represented 48% of gross accounts receivable and no other customer owed more than 10% of gross accounts receivable. These accounts receivable were collected in full in the first quarter of 2011. As of December 31, 2011, four customers combined represented 50% of gross accounts receivable and no other customer owed more than 10% of gross accounts receivable. All but $112,000 of these accounts receivable were collected in full in the first quarter of 2012.

We maintain cash in several different financial institutions in amounts that typically exceed U.S. federally insured limits and in financial institutions in international jurisdictions where insurance is not provided. We have not experienced any losses in such accounts and believe we are not exposed to significant credit risk.

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23.	FAIR VALUES OF ASSETS AND LIABILITIES

Assets and liabilities itemized below were measured at fair value on a recurring basis at December 31, 2011:

	Level 1 Quoted Prices in Active Markets for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Unobservable Inputs	Assets/ Liabilities At Fair Value
Interest rate swaps (see Note 16) (1)	—	$(273)	—	$(273)
Currency forward contracts (see Note 16) (2)	—	4	—	4
Contingent consideration (see Note 3) (3)	—	—	$3,699	3,699
	$—	$(269)	$3,699	$3,430

(1)	The fair values of the swaps are determined by discounting the estimated cash flows to be received and paid due to the swaps over the swap’s contractual lives using an estimated risk-free interest rate for each swap settlement date (an income approach).

(2)	The fair value of these contracts is determined by multiplying the notional amount of the contract by the difference between (a) the U.S. dollar amount due on the contract at maturity and (b) the foreign exchange rate as of the date the contract is valued (the balance sheet date). Because the contracts typically have a short duration, the value is not discounted using a present value technique (an income approach).

(3)	The contingent consideration liabilities’ fair value is determined by calculating the present value of the estimated liability that is expected to be paid in the future (an income approach). We estimated the undiscounted liability we expect to pay in the future by developing various hypothetical scenarios in which the consideration could be earned and weighting those scenarios based on our expectations that those scenarios will actually occur.

Assets and liabilities itemized below were measured at fair value on a recurring basis at December 31, 2010:

	Level 1 Quoted Prices in Active Markets for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Unobservable Inputs	Assets/ Liabilities At Fair Value
Interest rate swaps	—	$(337)	—	$(337)
Currency forward contracts	—	(28)	—	(28)
	$—	$(365)	$—	$(365)

The table below presents reconciliations for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31 2011 and 2010:

	Year Ended December 31,
	2011	2010
Contingent consideration:
Balance at the beginning of period	$—	$—
Initial recognition of the liabilities	(3,640)	—
Unrealized gains (losses) in earnings (1)	(59)	—
Balance at the end of period	$(3,699)	$—

(1)	Recorded in other income, net on our consolidated statement of income.

F-33

We have other financial instruments, such as cash, accounts receivable, due from related party, accounts payable, accrued expenses, notes payable and line of credit whose carrying amounts approximate fair value.

24.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest and Income Taxes (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Interest	$1,857	$2,162
Income taxes	$1,682	$195

Non-Cash Investing and Financing Activities (all amounts in thousands):

	Year Ended December 31,
	2011	2010
Issued 712,771 shares of our common stock to effect the acquisition of CSP	2,500	—
Issued 133,584 shares of our common stock to effect the acquisition of CTS	500	—
Issued note payable to effect the acquisition of CTS	500	—
Issued 483,046 shares of our common stock to repay note payable and accrued interest thereon	2,212	—
Issued 253,288 shares of our common stock to repay related party notes payable to three stockholders and accrued interest thereon	1,160	—
Fixed assets acquired through capital lease obligations	77	—
Payment of accounts payable due to related parties by issuing common stock	—	146
Warrants issued in conjunction with convertible debt	7	200
Debt issuance costs withheld from proceeds of the Subordinated Term Loan	—	858

25.	SUBSEQUENT EVENT

In March 2012, we reached agreement to amend certain financial covenants in our financing arrangements with TD Bank and Granite Creek (see Notes 11 and 12). Additionally, we have agreed to amend the 160,000 warrants described in Note 12 by (i) extending the warrants’ expiration date to July 29, 2018 and (ii) reducing their exercise price to $1.50 per share.

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Cyalume Technologies Holdings, Inc.

Consolidated Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts

(in thousands)

		Additions
Description	Balance at Beginning of Period	Charged to costs and expenses	Charged to other accounts (Describe)		Deductions (Describe)		Balance at End of Period
Year ended December 31, 2010
Allowance for Doubtful Accounts	239	42	—		(219	)(1)(2)	62
Deferred Tax Asset Valuation Allowance	6,039	(1,977)	—		—		4,062
Year ended December 31, 2011
Allowance for Doubtful Accounts	62	140	10	(3)	(6	)(2)	206
Deferred Tax Asset Valuation Allowance	4,062	(188)	—		—		3,874

(1)	Write-offs
(2)	Currency translation
(3)	Acquisition-date adjustment of estimated uncollectable accounts receivable of CTS.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

14,969,696 Shares Common Stock

CYALUME TECHNOLOGIES HOLDINGS, INC.

PROSPECTUS

May 10, 2012